THE HAIN CELESTIAL GROUP

2007 ANNUAL REPORT

(dollars in thousands, except per share amounts)	Years Ended June 30 2007	2006[1]	2005[2]
Net sales	$ 900,432	$ 738,557	$ 619,967
Operating income	83,977	69,195	57,334
Net income	47,482	38,891	35,307
Net income per share — diluted	$ 1.16	$ 1.00	$ 0.95
Capital expenditures	$ 11,411	$ 14,479	$ 9,890
Depreciation and amortization	15,692	12,549	13,838
Property, plant and equipment, net	114,901	119,830	88,204
Working capital	$ 198,524	$ 172,933	$ 123,541
Long-term debt	215,446	151,229	92,271
Stockholders' equity	696,956	618,092	531,206
Average shares outstanding — diluted	41,108	38,912	37,153
Current ratio	2.7	3.0	2.7
Debt/equity	30.9%	24.5%	17.4%
Stockholders' equity per share — end of year	$ 17.41	$ 15.96	$ 14.51

Net Sales
(dollars in millions)


1000
900
800
700
600
500
400
300
200
100
0
$620.0
$738.6
$900.4
2005
2006
2007

Operating Income
(dollars in millions)


90
80
70
60
50
40
30
20
10
0
$57.3
$69.2
$84.0
2005 (2)
2006 (1)
2007

Net Income
(dollars in millions)


50
40
30
20
10
0
$35.3
$38.9
2005 (2)
2006 (1)

Our business is in BLOOM

The Hain Celestial Group is a leading natural and organic food and personal care products company in North America and Europe. We are a leader in almost all natural food categories with well-known brands that include **Celestial Seasonings®, Terra®, Garden of Eatin'®, Health Valley®, WestSoy®, Earth's Best®, Arrowhead Mills®, DeBoles®, Hain Pure Foods®, FreeBird™, Plainville Farms®, Hollywood®, Spectrum Naturals®, Spectrum Essentials®, Walnut Acres Organic®, Imagine®, Rice Dream®, Soy Dream®, Rosetto®, Ethnic Gourmet®, Casbah®, Nile Spice®, Yves Veggie Cuisine®, Granose®, Realeat®, Linda McCartney®, Lima®, Grains Noirs™, Natumi®, JASON®, Zia® Natural Skincare, Avalon Organics®, Alba Botanica®, Queen Helene®, Tushies® and TenderCare®.**

With an integrated portfolio of natural and organic food and personal care products, we strive to meet consumer demand for convenient, innovative products that taste good, are better for you and provide *A Healthy Way of Life™.*

Our mission is to be the leading manufacturer, marketer and seller of natural and organic food and personal care products by anticipating and exceeding consumer expectations by providing quality, innovation, value and convenience. We are committed to growing our Company while continuing to implement environmentally sound business practices and manufacturing processes.

Our business strategy is to integrate all of our brands under one management team and employ a uniform marketing, sales and distribution program. We capitalize on our brand equity and the distribution achieved by each of our acquired businesses with strategic introductions of new products that complement existing lines to enhance revenues and margins.

The Hain Celestial Group common stock trades on The NASDAQ® Global Select Market under the symbol HAIN.


WHOLE GRAIN RICE CEREAL
BLUE CHIPS
VEGGIE GROUND ROUND
ORIGINAL
DeBoles
lima
JASON
POWERSMILE



Photo by Taran Morgan

Dear Fellow Shareholders:

Increasing interest in health and wellness continues to drive category sales in the consumer packaged goods sector, and continued convenience and innovation, and demographic trends, have led to impressive growth according to industry reports. At the same time, such chronic health issues as diabetes, heart disease, hypertension and obesity have reached epidemic status worldwide for not only aging baby boomers, but also today's youth in many developed populations. With this, the trend toward eating foods and using personal care products that are healthy and organic continues to accelerate on a global basis. Consumers also have a heightened appreciation for sustainability and its direct impact on the environment, as they seek to lessen their everyday impact on the carbon footprint.

Trends gaining momentum in 2007—and expected to expand in 2008—include consumers seeking healthful solutions through functional food, and making conscientious buying decisions based upon sustainability and environmental responsibility. With the increasing availability of fresh foods, nutrient-rich frozen foods and antioxidant-rich functional foods, these trends continue to bode well for our Company.

In fiscal year 2007, the fundamentals of our business at Hain Celestial remained strong and continued to be driven by the successful execution of our strategy. I am particularly gratified by how the more than 2,100 dedicated and talented employees of our Company cultivated the growth of our natural and organic products through a variety of distribution channels in the United States, Canada, the United Kingdom and throughout Europe, and with selected distribution in other international markets. We achieved solid sales and earnings growth in excess of 20%, with increased consumption and margin enhancement, along with continued appreciation in the share price of the Company's stock.

Financial Overview and Key Metrics. Our financial and business performance in fiscal year 2007 was especially noteworthy because we achieved these successes in the face of increasing challenges from escalating commodity and fuel costs felt across the industry, which added to the competitive environment.

However, we have carefully set our course, and we have the right management team in place across the organization to drive our business forward. With that, the Company achieved record net sales of $900.4 million, a nearly 22% increase over the prior year's net sales of $738.6 million. We recorded strong performance in our grocery, snacks and personal care brands, including Earth's Best®, Arrowhead Mills®, Health Valley®, Garden of Eatin'®, Spectrum Naturals®, Spectrum Essentials® and JASON®, and sales in our international markets—Canada and Europe, including the United Kingdom for the full year. Our internal growth was supplemented during the year by the acquisitions of the Avalon Organics® and Alba Botanica® personal care brands and through the expansion of meat-alternative product offerings in the United States and the United Kingdom.

Net income reached $47.5 million, or $1.16 per share, a 31% increase from $36.4 million, or $0.93 per share, as our weighted average shares outstanding increased by 2.2 million shares. Although affected by increasing input costs including employee costs, our gross profit improved marginally as a percent of sales, increasing to 29% from 28.9%.

The benefits from our increased cash management initiative, which we began two years ago, resulted in the Company generating operating free cash flow of $55.0 million for the year, an increase of 45% over the prior year's $38.1 million. We ended the fiscal year with a strong balance sheet, with $198.5 million in working capital, a current ratio of 2.7 to 1 and debt as a percentage of equity at 31%, with an equity base of $697.0 million.

Acquisitions. We acquired Haldane Foods in the fall of 2006, which strengthened our position in the meat-alternative category in the United Kingdom and increased our non-dairy beverage offerings there. In the United States, we entered the tofu category to complement our existing meat-alternative product offerings. We also solidified our personal care position in skin care, hair care, bath and body care, and sun care products with the addition of Avalon Organics and Alba Botanica in January 2007, and in December 2007 (fiscal year 2008) we completed the acquisition of TenderCare to expand our presence in natural personal care with chlorine- and gel-free diapers and wipes.

Alliances. We furthered our alliance with Yeo Hiap Seng Limited in Asia as both companies increased their investments to

"We achieved solid sales and earnings growth in excess of 20% ... along with continued appreciation in the share price of the Company's stock."

a total of $8 million. We plan to establish two joint ventures to (i) pursue joint interests in marketing and distribution of food and beverages, and product development, and (ii) make investments in natural and organic food and personal care product companies in Asia. At the beginning of fiscal year 2008, Hain Pure Protein acquired the assets of Plainville Turkey Farm in our home state of New York, increasing the scale of our specialty poultry operations.

New Products. New products and innovation continue to be a solid cornerstone of our business. We introduced many new products including the successful relaunch of the Linda McCartney® range of vegetarian frozen food products in the United Kingdom, providing healthy and convenient meal solutions with improved, contemporary packaging. In the United States, we launched a gluten-free product initiative across many of our brands with more than 100 gluten-free products from Arrowhead Mills, DeBoles®, Imagine®, Rice Dream®, Soy Dream®, Hain Pure Foods® and Celestial Seasonings. Other new products included Rice Dream Supreme, Terra® Stripes and Blues™, Arrowhead Mills organic stuffing and cake mixes, and Garden of Eatin' multi-grain varieties and baked tortilla chips. We reformulated many of our Health Valley® products to be organic, and the Earth's Best Sesame Street® line expanded into the frozen foods category with the introduction of waffles, ravioli and pizza—all fortified with vitamins and minerals.

Management and Governance. As part of our strategy to reinvigorate Celestial Seasonings, we promoted several individuals from our talent base within the Company, appointing David Ziegert as Acting General Manager and Jack White as Vice President—Sales, while Mike Bloom recently joined us as Vice President—Marketing. At our World Headquarters, Linda Piacentini joined our corporate management team as Vice President—Human Resources, expanding the benefits of critical human resources disciplines across our growing worldwide business. We also gained experienced management through our acquisitions, as Lori Beaudoin joined us from Avalon Natural Products to become Chief Financial Officer—Personal Care and Jim Reed was appointed President—Plainville Farms. Our Board of Directors continues to provide invaluable support to the success of the Company, and this year, Richard Berke, Vice President—Human Resources for Broadridge Financial Solutions, Inc., global provider of technology-based outsourcing solutions, was appointed to the Board, bringing a global perspective to the Company.

Social Responsibility. Our employees have a long tradition of service to their local communities, acting to help improve the lives of others with the same passion that drives our commitment to producing the finest healthful and natural food and personal care products for our customers. As a company, we recognize this by continuing to support many causes in the not-for-profit sector in the local communities in which we operate, as well as organizations on a national level, with corporate giving and other initiatives supported by our individual brands. Through the Green Campaign we inaugurated last year, we are conserving resources at all of our facilities by increasing usage of recycled papers and products, and harnessing alternative sources of energy by using solar, wind or hydroelectric power at some facilities.

Looking Ahead. As the natural and organic sector has moved into mainstream acceptance, Hain Celestial is well positioned to meet increasing consumer needs in various distribution channels, despite the demands of increasing input costs and food inflation. Lasting consumer awareness of the benefits of natural and organic food and personal care products, coupled with our legacy brands and innovative products, continues to drive our sales growth in various distribution channels. This demand provides the Company with momentum for our solid sales and earnings growth. At the same time, as we leverage our existing infrastructure and integrate our acquired operations, we are focused on delivering additional operating efficiencies and margin improvements. I want to thank our employees, who have continued to build upon our leadership in the sector by thinking about how we can improve all aspects of our business while anticipating our consumers' needs.

Fiscal year 2007 was a dynamic one for our Company as we addressed significant challenges and realized important successes. With the loyal support of our customers and our worldwide consumer base, employees and business partners, we look to continue to deliver the sales and earnings growth that you and I, as shareholders, have come to expect.

May you continue to lead

A Healthy Way of Life™,



Irwin D. Simon
President, Chief Executive Officer
and Chairman of the Board

Doing what comes NATURALLY

Fertile Ground

The natural and organic products industry in the United States has been growing steadily for many years, but 2006 was a special year, indeed. For the first time since 1999, both natural products retailers and mass market retailers (including grocery, drug, mass merchandisers, club and convenience stores) saw double-digit growth of natural products sales. It was the second year in a row of double-digit growth for natural products retailers, who have close to 50% of the market share for natural products.

With increasing consumer concerns about food safety and environmental sustainability and protection, and increasing demand for products that are healthful and convenient, the natural and organic products industry is ripe for continued growth. In 2006, the industry reached nearly $60 billion in sales in the United States alone. Outside the United States, the forecast for sales of natural and organic products is very encouraging: global sales are expected to grow 20% to 30% each year to reach $100 billion in 2008. Other key markets we serve in Canada and the European Union are expected to continue their double-digit growth through at least 2010.

While food products make up approximately 56% of sales in the natural and organic products industry, the personal care products category has been a very strong performer. After growing more than $2 billion between 2002 and 2006, this category is expected to post another large increase by 2012 with projected annual sales of nearly $10.2 billion.

Sowing the Seeds

At Hain Celestial, our diverse portfolio of international natural and organic brands consists of food and personal care products and positions us to take advantage of these flourishing markets. As more and more conventional retailers add natural and organic products to their shelves, as natural foods retailers open more stores, and as traditional supermarkets increase their natural product offerings and shift natural products into mainstream aisles, producers are able to develop a broader range of products and expose more consumers to their brands more frequently. This reach helps develop consumer brand loyalty and creates greater demand for higher quality natural and organic products, furthering the opportunities for our portfolio of brands.







The appeal of natural and organic products is perhaps nowhere more evident than in the baby products market, where sales of our Earth's Best® brand of infant formula, food and personal care items for babies and toddlers continue to expand with double-digit growth year over year. In addition, the Earth's Best partnership with Sesame Workshop® has been successful in bringing healthful foods to toddlers and children in the United States, and in 2007 we began distributing this product line in Canada.

Reaping the Benefits

Earth's Best has also had success in the freezer case with its Sesame Street® Whole Grain Cheese Pizza, which was named the "2007 Hot Product of the Year" by *Retailing Today*. Celestial Seasonings®, an important heritage brand, underwent its first major redesign in nearly 40 years. The new, modern look clearly emphasizes flavor, and a uniform packaging architecture leads consumers more easily to their favorite teas on the shelf. At the begining of fiscal year 2008, Celestial Seasonings also entered the premium tea market with Saphara™, a line of USDA Certified Organic, Fair Trade Certified™ whole-leaf teas packaged in pyramid tea bags, and the coffee market with a line of premium specialty blend USDA Certified Organic, Fair Trade Certified™ whole-bean coffee under the Celestial Seasonings brand.

The demand for healthful ethnic food continues to increase, and Ethnic Gourmet® has been successful with its line of frozen dishes, particularly Indian dishes such as Chicken Tikka Masala and Palak Paneer. The exotic and unique flavors of Imagine Bistro™ Bisques have also been extremely popular with consumers, while Health Valley® provides convenience and goodness with its line of Organic Microwaveable Soups and Chilis—the first products of their kind available in stores.

Our meatless offerings from Yves Veggie Cuisine® continue to be well received and are gaining distribution, supplemented by the recent acquisition of a complementary tofu product line that provides an entry into this category with offerings that include baked and grilled tofu, seitan, tempeh and other traditional tofu items to be marketed under the WestSoy® brand. Spectrum Naturals® and Spectrum Essentials® have capitalized on the recognized health benefits of Omega-3 oils by introducing flaxseed-based products such as Ground Flaxseed, Flax with DHA and Dry Roasted Flaxseed.

Multigrain Pancake and Waffle mixes from Arrowhead Mills® make breakfast nutritious and delicious, and Rice Dream® Enriched Original rice drink continues to be a non-dairy aseptic beverage category leader.


Whole Grain Cheese Pizza
Ethnic Gourmet
NEW!
Dry Roasted Flaxseed
Multigrain
RICE DREAM
NOW Organic!
Enriched
STRIPES & BLUES
NEW

SPROUTING up in new categories

At Hain Celestial, we are also proud to affirm our long-standing commitment to providing all consumers, including those with a sensitivity to food allergens, with A Healthy Way of Life™. One example of this is our new multi-brand Gluten-Free Product Initiative. With more than 100 gluten-free products spanning our Arrowhead Mills®, Celestial Seasonings®, DeBoles®, Imagine®, Rice Dream®, Soy Dream® and Hain Pure Foods® brands and products ranging from fluffy pancakes to cool, creamy non-dairy frozen desserts, Hain Celestial satisfies gluten-free palates for both meal and snacking occasions.

In Europe, Lima® celebrated 50 years of commitment to organic foods with a special awareness-building campaign, while Natumi® underwent a brand restaging that resulted in an increase in sales of its vegetable milks. The Linda McCartney® range of vegetarian frozen entrées was relaunched in the United Kingdom with a new look and revitalized recipes that improved the flavors and aromas of the dishes. In Canada, distribution of many core brands such as Yves Veggie Cuisine®, Earth's Best®, Terra® and Imagine® has expanded to other distribution channels outside of grocery and natural foods.

To meet the needs of the burgeoning market for antibiotic-free, vegetarian-fed natural chicken, we launched the FreeBird™ line of fully cooked chicken products for both retail and foodservice applications in the United States. FreeBird Grilled Chicken Breast Strips were named by *Progressive Grocer* as an "Editors' Pick—Best New Product of 2007" in the frozen food category, and offer consumers the convenience and delicious taste of fully cooked all-natural chicken without preservatives or antibiotics.

Pure, natural ingredients are also at the core of Mountain Sun® juices, and antioxidant-rich Pure Cranberry is a standout product.

More than half of all food in the United States is consumed outside the home, and Hain Celestial has adapted many products for use in both commercial and non-commercial foodservice outlets. Penetration in all segments has increased over last year, and foodservice remains a strong opportunity for growth.





In the personal care category, Alba Botanica® and Avalon Organics® have made a strong contribution to sales and earnings. With the increased interest in safe and natural personal care products, items such as Alba Hawaiian Gloss and value-sized Avalon Organics offerings, along with new products from JASON® Zia® Natural Skincare and Queen Helene® are poised to expand distribution of natural and organic personal care products beyond the natural channel into grocery, drug and mass merchandisers.

Protecting Our Resources

The concept behind the benefits of natural and organic products goes beyond issues of health and quality; it extends to safeguarding the environment through the use of responsible farming techniques, sustainable packaging practices that also address the reduction of waste, the "greening" of corporate and manufacturing facilities, and attention to social and economic factors that can affect entire communities.

Celestial Seasonings for example, has maintained direct relationships with many of its growing partners around the world for more than 30 years and strives to ensure that workers are treated fairly and with respect, and that farming techniques support environmental health and economic growth. All the botanicals Celestial Seasonings purchases are harvested with minimal impact on the environment, while local jobs and businesses are supported.

Hain Celestial has launched a company-wide Green Campaign to encourage employees at all levels to consider how their every action affects the environment and the greater good of the population. At every facility, programs are in place to identify opportunities to reduce the environmental impact of our supply chain, manufacturing, packaging and office practices and processes.

The Company is exploring ways to implement best practices related to issues such as sustainability, transport, fair labor and trade, use of virgin materials and recycling. Some business units are already having great success in this area. Hain Celestial UK received top honors—"The Recycling Performance of the Year"—from the Chartered Institute of Wastes Management at their presentation of Awards for Environmental Excellence. The award recognized the successful implementation of initiatives designed to decrease food and packaging waste. In one initiative, food and agricultural waste from our Luton facility is delivered to a plant that converts the waste to gas, providing a source of energy for the national electric grid.


Mountain Sun
PURE CRANBERRY
FreeBird
BIO
lima
NEW
Yves
alba

Organically GROWING our brands

We are examining renewable energy sources for all our operations, and some facilities are already employing solar, wind or hydroelectric power. In Canada, a significant portion of our freight is now carried by rail rather than by truck, providing a measurable reduction in fuel consumption and reducing our carbon footprint.

Promoting Health

In addition to environmental concerns, Hain Celestial is committed to supporting social welfare and health causes through sponsorships and product development. With heightened awareness of childhood obesity, Earth's Best® continues to partner with Sesame Workshop® on its Healthy Habits for Life™ initiative to offer healthful meal and snack alternatives so children can develop healthy eating habits at a young age.

During fiscal year 2007, Celestial Seasonings® continued its partnership with the National Heart, Lung, and Blood Institute to help raise awareness of heart disease in women, and Avalon Organics® strengthened its long-standing relationship with The Breast Cancer Fund by sponsoring the Avalon Heroes Challenge, a matching grant funding program for breast cancer research.

We are very concerned with the quality of ingredients we use to make our products, and understand the effects poor-quality or synthetic ingredients can have on the health of consumers. Many Hain Celestial food and beverage products have always been whole grain-based, certified organic, low in fat and naturally sweetened, with no trans fat, cholesterol, artificial colors and flavors, preservatives or genetically engineered ingredients.

The Hain Celestial Group is committed to increasing the availability of high-quality natural and organic products to ensure the continued health of you, your family and our planet.

Join us in leading ***A Healthy Way of Life***™.





The Hain Celestial Group, Inc.

Common Stock Prices

The outstanding shares of our Common Stock, par value $.01 per share, are listed on the NASDAQ Global Select Market under the ticker symbol HAIN.

The following table sets forth the reported high and low sales prices for our Common Stock for each fiscal quarter from July 1, 2005 through December 31, 2007.

	Common Stock					
	FY 2008		FY 2007		FY 2006	
	High	Low	High	Low	High	Low
First Quarter	$32.33	$26.16	$26.99	$19.88	$20.59	$17.84
Second Quarter	35.14	29.69	31.93	25.09	22.75	18.11
Third Quarter			31.31	28.20	26.67	20.73
Fourth Quarter			31.50	26.78	27.94	24.20

As of January 23, 2008, there were 460 holders of record of our Common Stock. We have not paid any dividends on our Common Stock to date. We intend to retain all future earnings for use in the development of our business and do not anticipate declaring or paying any dividends in the foreseeable future. The payment of all dividends will be at the discretion of our Board of Directors and will depend on, among other things, future earnings, operations, capital requirements, contractual restrictions, including restrictions under our credit facility and our outstanding senior notes, our general financial condition and general business conditions.

Performance Graph

The following graph compares the performance of our common stock to the S&P 500 Index and to the Standard & Poor's Packaged Foods and Meats Index (in which we are included) for the period from June 30, 2002 through June 30, 2007. The comparison assumes $100 invested on June 30, 2002.


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/02
6/03
6/04
6/05
6/06
6/07
The Hain Celestial Group, Inc.
S&P 500
S&P Packaged Foods & Meats

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Restatement of Previously Issued Financial Statements

In this Annual Report for the fiscal year ended June 30, 2007 (the "2007 Annual Report"), the Company is restating its consolidated balance sheet as of June 30, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years ended June 30, 2006 and 2005. This restatement resulted from the findings of an investigation of our historical stock option grant processes and related accounting that was undertaken by a group of our independent directors. This 2007 Annual Report also reflects the restatement of "Selected Financial Data" in for the fiscal years ended June 30, 2006, 2005, 2004 and 2003.

Review of Historical Equity Granting Process

On June 15, 2007, we announced that the Company had received an informal inquiry from the SEC concerning the Company's stock option granting practices and the related accounting and disclosures. Shortly thereafter, a group of four independent directors (the "Independent Directors") was established by Hain Celestial's Board of Directors to conduct an independent investigation relating to the Company's historical stock option practices. With the assistance of independent legal counsel and experts retained by counsel, the Independent Directors conducted an extensive review of historical stock option practices, including all awards made by the Company since its initial public offering in November 1993 through May 6, 2005, the last date on which stock options were granted. The investigation also included review of the Company's accounting policies, accounting records, supporting documentation, email communications and other documentation, as well as interviews with a number of current and former directors, officers and employees. Based on this review, the Company has determined that additional pre-tax, non-cash charges for stock-based compensation expense aggregating $16.9 million over the twelve-year period from 1994 through 2005 should be recognized.[1] The Company granted options to purchase approximately 12 million shares to more than 1,200 employees and directors on 125 separate grant dates during the approximate twelve-year fiscal period reviewed. The grants included (1) broad-based grants to large numbers of Hain Celestial employees, (2) new hire/promotion grants, (3) grants to senior executives and (4) director grants.

On January 29, 2008, the Independent Directors reported to the Board their final findings. The Independent Directors indicated that they and their advisors received the Company's full cooperation throughout the review. As described in more detail below, the review of the Company's stock option grants and procedures identified various deficiencies in the process of granting and documenting stock options. The stock option granting process was informal and inadequately documented throughout much of the period under review. In addition, for many grants there were insufficient or incomplete approvals and inadequate or incomplete establishment of the terms of the grants, including the list of individual recipients.

The Independent Directors' review found, among other things, that:

- There was inadequate documentation supporting the measurement dates for a number of company-wide annual grants as well as some executive grants and grants to new employees;
- Approximately one-third of all options granted were priced at quarterly or annual lows;
- Some grant dates in earlier periods appear to have been selected with hindsight. Beginning in 2003, documentation relating to annual and other grants improved, although some errors occurred thereafter in the form of additions, corrections or adjustments to lists of grant recipients after the recorded measurement dates;
- No information came to the attention of the Independent Directors which caused them to believe that any current officers, directors or employees of the Company engaged in any knowing or intentional misconduct with regard to the Company's option granting process.

[1] As discussed below, the Company has determined that, based on the revised measurement dates, the pre-tax, non-cash charges for stock-based compensation expense aggregated $20.5 million (before the reversal of the 2005 stock option vesting acceleration charge of $3.6 million) over the twelve-year period from 1994 through 2005.

The Company's Stock Option Plans and the Option Granting Process

The vast majority of the Company's stock option grants were made pursuant to five stock option plans – two employee stock option plans adopted in 1994 and 2002 (the "1994 Plan" and the "2002 Plan"), two stock option plans for non-employee directors adopted in 1996 and 2000 (the "1996 Directors Plan" and the "2000 Directors Plan"), and the 1993 Executive Stock Option Plan (the "1993 Plan"). The 1993 Plan, 1994 Plan and the 2002 Plan for employee stock options provided for administration by the Compensation Committee of the Board of Directors and gave the Committee the authority to determine the exercise price of options granted and the date of grant. The 1994 Plan and the 2002 Plan also, however, allowed the Compensation Committee to delegate any of its functions to officers or managers of the Company, except as to awards to Section 16 officers. As discussed below, the Independent Directors' review found that while the Compensation Committee did meet telephonically or in person on a number of occasions to approve option grants to Mr. Simon, typically with a representative of the Company, and, from time to time, outside counsel present, documentation of the Compensation Committee's actions was often not available in the Company's records. The members of the Compensation Committee relied upon the Company to document the Committee's actions and apply the appropriate accounting treatment. The Independent Directors' review found that this lack of available documentation in the Company's records of actions by the Compensation Committee made the determination of the dates of approval of grants to Mr. Simon difficult. For grants after 2002 better documentation of the timing of approval of grants to Mr. Simon was available, and no additional compensation expense for grants to Mr. Simon after 2002 has been recognized.

As to grants to other officers and employees, possibly including Section 16 officers, delegation of approval authority to the Chief Executive Officer appears to have been the standard practice. For most of the period from 1994 to 2004 the Chief Executive Officer of the Company, assisted by the Chief Financial Officer, the Vice President for Human Resources, and the executive heads of various divisions, determined the recipients and amounts of stock option awards to employees of the Company, with the final required action being the Chief Executive Officer's approval.

The Independent Directors found that the Company's practice on pricing of option grants was inconsistent – at times the Company used the closing price of the Company's stock the day before approval, and at other times the closing price on the day of approval. In its restatement the Company has adjusted options pricing to uniformly use the closing price on the day of the approval of the options as the preferable pricing method.

Of the $20.5 million in additional compensation expense recognized, approximately $7.2 million is attributable to grants awarded to current or former Section 16 officers, $0.4 million is attributable to grants awarded to directors, and the remaining $12.9 million is attributable to grants awarded to other employees.

Broad-Based Grants to Employees

For broad-based grants to employees, the required granting action was the approval of the awards by the Chief Executive Officer. The Independent Directors' review found that, prior to February 2003, this approval was not thoroughly documented if at all. The Independent Directors' review found that from February 2003 forward the Company's option granting processes included better documentation of approval, and a more formal granting process was implemented. The independent Directors conducted a grant-by-grant analysis using the available evidence for each grant, determined the date when grants were fixed with finality, and revised measurement dates if necessary.

New Hire or Promotion Grants

The Independent Directors' review found that it was the practice at the Company for some senior executives to receive stock options as part of their negotiated compensation package upon joining the Company or upon assuming a more senior position within the Company. It was noted in the review that some offer or promotion letters included a statement that the employee would receive options at the lowest price within a several-month period. Review of selected personnel files for active and terminated employees demonstrated that: 1) option grants for new hires and promotions were the exception, rather than the rule, and 2) even for those new hires and promoted employees who received stock options as part of their compensation this "lowest price" language was unusual. For grants to employees whose new hire or promotion letter included such "lowest price" language the Company has considered whether that language led to the issuance of a discounted option and accounted for the grant accordingly.

The Independent Directors' review also found a number of instances in which new hire or promotion option grants did not follow the terms outlined in the new hire or promotion letters. Those grants have been treated as repricings and given variable accounting treatment.

Grants to Senior Executives

The Company is recognizing $1,371,000 of compensation expense related to options granted to Mr. Simon between 1995 and 2001. Mr. Simon, who has been the Company's Chief Executive Officer since its founding, did not have the ability to authorize grants to himself. Rather, all of Mr. Simon's grants were approved by the Compensation Committee of the Board of Directors or, as discussed below, in some cases by the full Board. Stock options were a significant part of Mr. Simon's compensation and were specifically provided for in his several employment agreements with the Company as disclosed in the Company's annual proxy statements. The Independent Directors' review found that the Compensation Committee did meet telephonically or in person on a number of occasions to approve option grants to Mr. Simon, typically with a representative of the Company, and, from time to time, outside counsel present. The members of the Compensation Committee relied upon the Company to document the Committee's actions and apply the appropriate accounting treatment. The Independent Directors' review found that documentation of the Compensation Committee's actions was often not available in the Company's records. This lack of available documentation in the Company's records of actions by the Compensation Committee made the Independent Directors' determination of the dates of approval difficult. For grants after 2002 better documentation of the timing of approval of grants to Mr. Simon was available, and no additional compensation expense for grants to Mr. Simon after 2002 has been recognized.

Mr. Simon received 600,000 stock options with a July 31, 2000 date and a strike price of $26.63. The evidence indicates that by approving a term sheet for Simon's new employment agreement on June 30, 2000 the Board of Directors expressed its intent to grant 300,000 of those options on June 30, 2000 and 300,000 on July 1, 2000. Accordingly, the change in the language of Mr. Simon's final employment agreement to grant and date the options on or before July 31, 2000 was effectively a repricing of the options, resulting in variable accounting treatment for the life of the grant. This change resulted in approximately $3.5 million of compensation expense in the quarter ended December 31, 2000; however, in accordance with the requirements of variable accounting, such compensation expense reversed in its entirety in the following quarters as the market price of the Company's stock dropped below $26.63. The market price remained below $26.63 for all subsequent quarters with the exception of the quarter ended December 31, 2001, until variable accounting treatment was eliminated by the adoption of SFAS No. 123R. As a result, the repricing of this option did not have any impact on the cumulative effect recorded as of July 1, 2004.

The Independent Directors' review found that a grant of 300,000 options to Mr. Simon at the July 11, 2001 closing price, which was the low price of the stock for that month, was approved by the full Hain Celestial Board of Directors at a meeting on August 7, 2001. Although the Board was advised that a grant with a July 2001 date was required (Mr. Simon's employment agreement provided that his options would be granted between July 1 and July 31 of each year) in effect the Board approved the award of a stock option grant at a discounted price on August 7. Because the approval action for this grant occurred on August 7, 2001, that is the revised measurement date for this grant. This change resulted in approximately $1.2 million in compensation expense in the current restatement.

In determining the appropriate measurement dates for Mr. Simon's option grants, the Company generally has relied upon the earliest contemporaneous documentary evidence for the grant. One exception is a grant made to Mr. Simon in connection with the

Company's acquisition of Natural Nutrition Group in May, 1999. For that specific grant of options to purchase 300,000 shares the Independent Directors' review found that interview evidence of the Compensation Committee's intent and approval of the grant contingent upon the closing of the acquisition was sufficient, although contemporaneous documentary evidence was not available, and the historic grant date of May 18, 1999 (the date the acquisition closed) was not changed.

Mr. Simon received a grant of 25,000 options dated October 16, 1995 at the exercise price of $2.94. The Independent Directors' review found no contemporaneous documentation of granting action by the Compensation Committee or the Board of Directors for this grant. This grant has been remeasured to the date of the earliest available documentary evidence that the grant was fixed and final, which was September 27, 1996, the date on which the Company filed Form 10-KSB in which Mr. Simon's grant was included in the earnings per share calculation. The closing price of the Company's stock on September 27, 1996 was $3.88, which was used as the remeasured price for this grant in computing additional compensation expense to the Company.

Mr. Simon was entitled by his 2000 Employment Agreement to an annual grant each July of options to purchase 300,000 shares through July 2002. Mr. Simon received a grant of 300,000 options dated July 22, 2002 at the exercise price of $14.25 for which the Independent Directors' review found no contemporaneous documentation of granting action by the Compensation Committee or the Board of Directors. Mr. Simon's grant agreement appears to have been signed on October 22, 2002, which has been used as the remeasurement date for this grant. On October 22, 2002, the closing price of the Company's stock was $13.62, so the remeasurement of this grant resulted in no additional compensation expense.

Mr. Simon was granted 300,000 options dated July 30, 2004 at the exercise price of $16.53. The Independent Directors' review determined that this grant was considered and approved by the Compensation Committee on August 5, 2004, and that a unanimous written consent was executed by the members of the Committee between August 17, 2004 and August 26, 2004. August 5, 2004 has been used as the revised measurement date for this grant. Because the closing price of the Company's stock on August 5, 2004 was $16.01, lower than the grant's exercise price of $16.53, the Company has incurred no additional compensation expense for this grant.

Two option grants to Mr. Ira Lamel, the Company's current Chief Financial Officer, have been given revised measurement dates as a result of the Independent Directors' review. The Independent Directors' review found that a grant to Mr. Lamel of 75,000 options on August 13, 2002 at the price of $12.13 was not supported by contemporaneous documentary evidence. Because the grant was disclosed in the Company's proxy statement filed on October 15, 2002, Mr. Lamel's grant has been assigned a revised measurement date of October 15, 2002 at the price of $14.80. Mr. Lamel also received a grant of 100,000 shares priced at $11.84 per share on February 4, 2003, which was the closing price of the Company's stock on February 3, 2003. Because Mr. Lamel's grant was approved on February 4, 2003 that grant has been remeasured using the closing price at that date, which was $12.39.

Grants to Outside Directors

For most of the Company's history stock option awards were the only compensation provided to outside directors, apart from expense reimbursement. The directors' plans provided for automatic grants to outside directors on their date of first election to the Board and on the date of the annual shareholder meeting, and also authorized the Board to make additional discretionary grants. The Chief Executive Officer appears to have been of the view that he had the authority to make discretionary grants to directors himself, but the Independent Directors' review found no documentary evidence of such authority having been delegated to him by the Board. Accordingly, discretionary grants to outside directors have been measured on the date of approval of the grant by the Board of Directors, or on the date of the earliest other documentary evidence that the grant was fixed and final. Because under both the 1996 Directors Plan and the 2000 Directors Plan newly elected and re-elected directors were entitled to an automatic grant of options to purchase a certain numbers of shares on the date of the Annual Meeting of Shareholders, the number of non-discretionary shares provided under the Plans was considered by management to have been appropriately dated and priced on the date of the annual meeting even if the option documents were actually issued at a later date.

The Independent Directors' review found that each of the Company's outside directors received a grant of 15,000 options dated February 12, 2002, which was a quarterly low in the price of the Company's stock. Board minutes for a meeting held on April 2, 2002 stated that the Board had approved grants of 15,000 options to each non-employee director "as of February 12, 2002." Because the April 2002 minutes of the Board of Directors accurately reflected the date of the option granting activity, the Independent Directors' review concluded that there was no intent to mislead on the part of the recipient directors. Those option grants have been remeasured to April 2, 2002.

Two outside directors received grants of 10,000 options dated August 13, 2002, which was an annual low in the Company's stock price. Although the Independent Directors' review found evidence that the Chief Executive Officer may have considered a grant to at least one of those directors on that date, and that the Chief Executive Officer was of the view that he could make such discretionary grants on his own authority, the Independent Directors concluded that the Chief Executive Officer was not so authorized. Accordingly, those two discretionary grants to directors have been remeasured to October 8, 2002, when the grants were considered and approved by the full Board.

All of the Company's outside directors received option grants dated February 26, 2004, which was the date of the first Board meeting in which four new directors participated. The Independent Directors' review found that 7,500 of the options granted to the already-appointed directors on that date should have been granted automatically under the 2000 Directors Stock Option Plan on the date of the previous annual shareholders meeting, December 4, 2003. The Independent Directors' review further found that grants of 15,000 options to each of the four new directors should have been automatic upon their appointment to the Board in a telephonic meeting on January 30, 2004. Accordingly, the portion of each grant that should have been final at an earlier date, either December 4, 2003 or January 30, 2004, has been accounted for with variable accounting beginning on February 26, 2004, reflecting management's view that those portions of the grants were effectively repriced on that date. The remaining portions of those grants have not been remeasured.

In addition, four other stock option grants to the directors were assigned revised measurement dates, resulting in a total additional compensation expense of approximately $94,000. A grant dated December 5, 1995 was assigned a revised measurement date without accounting consequence, because the grant was conditioned on shareholder approval of the 1996 directors' plan during the annual meeting in 1996 and on the date of approval the price of the Company's stock was lower than the grant price. Grants to the directors dated December 5, 2000 and December 11, 2001 were assigned revised measurement dates without accounting consequence, because part of each grant was an automatic annual grant to which the directors were entitled upon their re-election at the annual shareholders meeting, under the 1996 and 2000 directors' plans, and the remainder was a discretionary grant for which direct contemporaneou documentation of finalization could not be located. The share prices on the revised measurement dates for these grants were lower than the grant prices and accordingly have no accounting consequence. Lastly, the independent directors found that a stock option grant to the directors dated April 12, 2005 was a repricing of the automatic annual grant to which the directors had been entitled on their re-election at the annual shareholders meeting in December of 2004. This last grant resulted in a variable accounting charge of approximately $94,000 in the fourth quarter of fiscal year 2005.

Revision of Measurement Dates as a Result of the Review

As a result of the deficiencies, the Independent Directors recommended, among other things, that the Company revise the accounting measurement dates for 48 dates (from among the 125 dates on which options grants were made in the Company's history) where the market price of the Company's stock on the revised dates was higher than on the measurement dates previously used by the Company. A number of these revised measurement dates impacted stock option grants made to senior management and directors of the Company. To determine the revised measurement dates for these options, we applied the guidance in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," which deems the measurement date as the first date on which all of the following are known: (1) the individual employee who is entitled to receive the option grant; (2) the number of options that an individual employee is entitled to receive; and (3) the option's exercise price. In addition, the measurement date cannot be earlier than the date on which the grant is approved. We applied judgment in determining whether to revise measurement dates for prior option grants. In addition, if we determined that a measurement date needed to be revised, judgment was applied in determining the appropriate revised measurement date. In instances where we determined we could not rely on the original grant date for an option, we determined revised measurement dates based on our ability to establish or confirm, in our reasonable judgment, whether through other documentation or credible circumstantial information, that all requirements for the proper granting of the option had been satisfied under applicable accounting principles.

The Company previously accounted for its stock option grants as fixed grants under APB Opinion No. 25 and its related Interpretations, using a measurement date of the recorded grant date, through its fiscal year ended June 30, 2005, after which the Company adopted SFAS No. 123(R). For all grants issued with an exercise price equal to the fair market value of our common stock on the recorded grant date or closing price on the day preceding when the grant was approved,[2] we originally recorded no stock-based compensation expense and provided the required pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, a non-cash, stock-based compensation expense was required to be recognized for any option for which the exercise price was below the fair market value on the actual grant date. This expense should have been amortized over the vesting period of the option. We also determined that variable accounting treatment was required under APB Opinion No. 25 for certain stock option grants for which evidence indicated that the original exercise price of the option was subsequently modified. The application of variable accounting to stock option grants requires the remeasurement of the intrinsic value of the options be reported as compensation expense in the consolidated statements of income at the end of each reporting period until the options are exercised, canceled or expire.

[2] As noted above, the Independent Directors found that the Company's practice on pricing of option grants was inconsistent – at times the Company used the closing price of the Company's stock the day before approval, and at other times the closing price on the day of approval. In its restatement the Company has adjusted options pricing to uniformly use the closing price on the day of the approval of the options as the preferable pricing method.

The Company has determined that, based on the revised measurement dates, the pre-tax, non-cash charges for stock-based compensation expense aggregated $20.5 million (before the reversal of the 2005 stock option vesting acceleration charge of $3.6 million) over the approximate twelve-year fiscal period from 1994 through 2005. The annual changes in stock-based compensation expense, other costs related to stock-based compensation (payroll taxes, interest and penalties), income taxes and net income are as follows:

	Increase (decrease)				
Fiscal Year	Stock-based Compensation Expense	Reversal of Acceleration Charge	Other Related Costs	Income Taxes	Net Income
1994	$ 187			$ (73)	$ (114)
1995	38			(15)	(23)
1996	25			(1)	(24)
1997	584			(188)	(396)
1998	941		$ 118	(390)	(669)
1999	1,507		141	(639)	(1,009)
2000	1,391		118	(581)	(928)
2001	2,803		353	(1,221)	(1,935)
2002	5,242		(94)	(1,539)	(3,609)
2003	4,440		(36)	(1,663)	(2,741)
2004	2,099		356	(710)	(1,745)
Total 1994 – 2004 effect	19,257	—	956	(7,020)	(13,193)
2005 (1)	1,201	$(3,581)	27	162	2,191
2006	—	—	417	283	(700)
Total	$20,458	$(3,581)	$1,400	$(6,575)	$(11,702)

(1) The increase to net income in 2005 results principally from the reversal of substantially all of the charge previously recorded in connection with the acceleration of vesting of stock options in June 2005 due to the misapplication of the relevant accounting rules made at the time of the acceleration. At the time of the acceleration, the Company recognized additional compensation expense of $3.7 million, representing the intrinsic value of all accelerated options. The additional charge should have been limited to options held only by those individuals who were expected to benefit from the acceleration.

In light of the judgment used in establishing revised measurement dates as discussed above, alternate approaches to those used by us could have resulted in different compensation expense charges than those noted above. For grants that were not supported by conclusive evidence of the date the terms of the grant were fixed and approved with finality, the grant window includes the period during which the terms of the awards reasonably could have been fixed with finality. Changing the measurement dates to the highest prices and lowest prices in the grant windows used could have resulted in an increase of $8.7 million to the compensation charges of $20.5 million recognized or a decrease of $18.4 million to these charges.

The Company also evaluated the impact of the restatement on its income tax provisions. In the United States, the Company is able to claim a tax deduction relative to certain exercised stock options. As a result, the Company has recorded a deferred tax asset, totaling $2.6 million at June 30, 2007, to reflect future tax deductions to the extent the Company believes such deferred tax assets to be recoverable.

The income statement impact of the restatement is as follows:

Years ended June 30,	2006	2005	Cumulative effect at July 1, 2004
Net income as previously reported	$37,067	$21,870	
Additional compensation expense resulting from incorrect measurement dates for stock option grants		(1,201)	($19,257)
Reversal of acceleration charge (1)		3,581	
Other matters related to stock-based compensation	(417)	(27)	(956)
Income tax related effects	(283)	(162)	7,020
Total cumulative effect adjustment at July 1, 2004			($13,193)
Net income, as restated	$36,367	$24,061	

(1) The Company reversed substantially all of the charge previously recorded in connection with the acceleration of vesting of stock options in June 2005 due to the misapplication of the relevant accounting rules made at the time of the acceleration. At the time of the acceleration, the Company recognized additional compensation expense of $3.7 million, representing the intrinsic value of all accelerated options. The additional charge should have been limited to options held only by those individuals who were expected to benefit from the acceleration.

The cumulative effect of the restatements through June 30, 2004 increased additional paid-in capital by $16.7 million from $391.9 million to $408.6 million, decreased non-current deferred tax liabilities by $4.2 million from $14.8 million to $10.6 million, decreased retained earnings by $13.2 million from $106.1 million to $92.9 million, and increased current liabilities by $0.7 million from $68.4 million to $69.1 million. Total stockholders' equity increased by $3.5 million from $496.8 million to $500.2 million.

For more information regarding our restated financial statements, see "Restatement of Consolidated Financial Statements" in Note 3 of the Notes to Consolidated Financial Statements.

Impact of Internal Revenue Code

As a result of the determination that certain grants were issued in prior periods with exercise prices below the fair market value of our stock on the actual grant date, we have evaluated the potential tax consequences under various sections of the Internal Revenue Code (IRC).

As part of this restatement, we determined that certain grants which had incorrect measurement dates for accounting purposes, had originally been issued as incentive stock options, or ISO's, but no longer qualified for ISO tax treatment. The resulting conversion of these options to non-qualified stock options exposes us to additional withholding taxes and penalties for failure to withhold taxes on the exercise of those options. We recorded a liability for payroll taxes in the event such grants would not be treated as ISO's. These adjustments are included in the total of other related costs noted above.

Under IRC Section 409A, for stock options vesting after December 31, 2004 ("409A Affected Options") the employee must report taxable income prior to the exercise date if the option was granted with an exercise price below the fair market value of the stock on the actual date of grant. In addition, the option holder is subject to a penalty tax under IRC Section 409A (and, as applicable, similar penalty taxes under state tax laws). The Company recognizes that numerous employees who were not involved in the stock option granting process received misdated options that may subject the employee to certain taxes and penalties under Section 409A of the tax code. As a result, the Board of Directors is considering various remedial actions available to alleviate this tax burden for non-Section 16 employees which, if adopted, would cause the Company to incur a charge to earnings in the range of $1.2 million to $1.5 million. Any action the Company takes with respect to Section 409A taxes and penalties will be subject to approval by its Board of Directors.

Economic Remediation

Following completion of the stock option review, the Company's current Section 16 officers and directors holding incorrectly priced and unexercised stock options agreed to voluntarily reprice such options, upon a finding of the Independent Directors that such options were improperly priced, to the closing share price on the revised measurement date. The Section 16 officers and directors will not receive cash payments to compensate them for the increase in exercise price due to their voluntary agreements to reprice such options. Consistent with this recommendation, current Section 16 officers and directors also voluntarily agreed to repay to the Company (either in cash or through further repricing of outstanding options) for options granted while they were Section 16 officers or directors an amount equal to the difference in the price at which stock options were exercised by them and the price at which the Independent Directors believe the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise.

Corporate Governance Remediation

On September 21, 2006, the Company's Board of Directors approved revised approval procedures for equity grants. Pursuant to those procedures, all equity grants will be recommended by the Compensation Committee to the full Board for approval. All option grants will have an exercise price equal to the closing price of the Company's stock on the date of the Board's approval of the grant.

Following completion of the stock option review, the Independent Directors recommended and the Board of Directors approved, on January 29, 2008, the following additional changes:

- the Compensation Committee will be reconstituted and will be chaired by an independent director;
- all equity awards other than new hire grants will generally be considered by the Compensation Committee and Board of Directors annually following each fiscal year end;
- the Board of Directors will delegate to the Compensation Committee the authority to grant new hire grants during meetings on a quarterly basis, and will provide that these options will have an exercise price equal to the closing price of the Company's stock on the last day of the quarter in which they were granted;
- details of recommended grants will be circulated to the Compensation Committee in advance of meeting;
- corporate counsel will attend all Compensation Committee meetings as secretary and will promptly prepare minutes of the meetings;
- corporate counsel will oversee the documentation of equity grants; and
- one Board meeting per year will be focused on corporate governance and compliance matters.

General

We manufacture, market, distribute and sell natural, organic, specialty and snack food products and natural personal care products under brand names which are sold as "better-for-you" products. Our products are sold primarily to specialty and natural food distributors and are marketed nationally to supermarkets, natural food stores, and other retail classes of trade including mass-market retailers, drug stores, food service channels and club stores. Our overall mission is to be a leading marketer and seller of natural and organic food products and natural personal care products by anticipating and exceeding consumer expectations and providing quality, innovation, value and convenience. Our business strategy is to integrate all of our brands under one management team and employ a uniform marketing, sales and distribution program. We capitalize on the brand equity and the distribution achieved through each of our acquired brands with strategic introductions of new product lines that complement existing product lines to enhance revenues and margins. We believe that by integrating our various brands, we will achieve economies of scale and enhanced market penetration.

Highlights of our accomplishments during fiscal year 2007 include:

- Achieved solid sales and earnings growth driven by increased consumption and margin enhancement
- Introduced innovative new products across multiple product categories
- Implemented price increases to help offset rising input costs

- Expanded and broadened our natural personal care products offerings with the acquisition of the Avalon Organics and Alba Botanica brands
- Expanded our meat-free and non-dairy beverage offerings in the United Kingdom with the Haldane Foods acquisition and the re-launch of the Linda McCartney brand
- Entered the tofu category with the acquisition of the meat-alternative business of WhiteWave Foods
- Increased our equity investment in Yeo Hiap Seng as part of our stratagey to provide co-branded product offerings in Asia

Our consolidated net sales increased 21.9% in fiscal 2007 compared to the year earlier period as a result of growth in our existing brands and the impact of acquisitions. We consider the acquisition of natural and organic products companies and product lines as an integral part of our business strategy. We made the following acquisitions during the three years ended June 30, 2007:

- On June 8, 2007 we acquired the tofu and meat-alternative business of WhiteWave Foods Company. The product line includes baked and grilled tofu, seitan, tempeh and other traditional tofu items which are sold under the TofuTown and WhiteWave (under license) brand names.
- On January 12, 2007 we acquired Avalon Natural Products, Inc., including the Avalon Organics and Alba Botanica brands, a leader in the natural products category in the areas of skin care, hair care, bath and body and sun care.
- On December 8, 2006 we acquired the business and certain assets of Haldane Foods Limited, a producer of meat-free food and non-dairy beverage products.
- On June 12, 2006 we acquired the Linda McCartney brand (under license) and the frozen meat-free business from the H.J. Heinz Company, L.P. ("Heinz"), including a manufacturing facility in Fakenham, England.
- On April 30, 2006 we acquired the fresh prepared food business based in Luton, England from Heinz.
- On March 3, 2006 we acquired the business and assets of Para Laboratories, Inc., including the Queen Helene, Batherapy, Shower Therapy and Footherapy brands of skin care, hair care, and body care products for professional and personal use.
- On December 16, 2005, we acquired Spectrum Organic Products, Inc., a leading manufacturer and marketer of natural and organic culinary oils, vinegars, condiments and butter substitutes under the Spectrum Naturals brand and nutritional supplements under the Spectrum Essentials brand.
- On July 1, 2005 we acquired a 50.1% controlling interest in Hain Pure Protein Corporation, which specializes in natural, organic and antibiotic-free chickens.
- On April 4, 2005 we acquired Zia Cosmetics, Inc., including the Zia Natural Skincare brand, a leader in therapeutic products for healthy, beautiful skin sold mainly through natural food retailers.

All of the foregoing acquisitions ("the acquisitions" or "acquired brands") have been accounted for as purchases. Consequently, the operations of the acquired brands are included in our results of operations from their respective dates of acquisition.

On June 30, 2005, we sold our Kineret® and Kosherific® brands, which marketed and distributed a line of frozen and dry kosher food products. We acquired these brands in fiscal 1994.

On August 31, 2006, we sold our Biomarché operations. Biomarché is a Belgium-based provider of fresh organic fruits and vegetables. We acquired the Biomarché operations in fiscal 2002.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 2 to the consolidated financial statements. The policies below have been identified as the critical accounting policies we use which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is possible that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied. Our critical accounting policies are as follows, including our methodology for estimates made and assumptions used:

Revenue Recognition and Sales Incentives

Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

Valuation of Accounts and Chargebacks Receivable

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply a general reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations in recent years. While one of our customers represented approximately 16% of our trade receivable balance at June 30, 2007, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions that our customers have taken to be repaid and collectible in the near future in the form of a chargeback receivable. While our estimate of this receivable balance could be different had we used different assumptions and judgments, historically our cash collections of this type of receivable have been within our expectations and no significant write-offs have occurred during the most recent three fiscal years.

There can be no assurance that we would have the same experience with our receivables during different economic conditions, or with changes in business conditions, such as consolidation within the food industry and/or a change in the way we market and sell our products.

Inventory

Our inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving or obsolete raw ingredients and packaging.

Property, Plant and Equipment

Our property, plant and equipment is carried at cost and depreciated or amortized on a straight-line basis over the lesser of the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within the ranges/guidelines generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred.

Accounting for Acquisitions

Part of our growth strategy has included the acquisition of numerous businesses. The purchase price of these acquisitions has been determined after due diligence of the acquired business, market research, strategic planning, and the forecasting of expected future results and synergies. Estimated future results and expected synergies are subject to revisions as we integrate each acquisition and attempt to leverage resources.

Our recent acquisitions have been accounted for using the purchase method of accounting as defined under SFAS No. 141, "Business Combinations." Accounting for these acquisitions has resulted in the capitalization of the cost in excess of fair value of the net assets acquired in each of these acquisitions as goodwill. We estimated the fair values of the assets acquired in each acquisition as of the date of acquisition and these estimates are subject to adjustment. These estimates are subject to final assessments of the fair value of property, plant and equipment, intangible assets, operating leases and deferred income taxes. We complete these assessments within one year of the date of acquisition. We are not aware of any information that would indicate that the final purchase price allocations for acquisitions completed in fiscal 2007 would differ meaningfully from preliminary estimates. See Note 6 to the Notes to Consolidated Financial Statements.

In connection with some of our acquisitions, we have undertaken certain restructurings of the acquired businesses to realize efficiencies and potential cost savings. Our restructuring activities include the elimination of duplicate facilities, reductions in staffing levels, and other costs associated with exiting certain activities of the businesses we acquire. The estimated cost of these restructuring activities are included as costs of the acquisition and are recorded as goodwill consistent with the guidance of Emerging Issues Task Force ("EITF") Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." While we finalize our plans to restructure the businesses we acquire within one year of the date of acquisition, it may take more than one year to complete all activities related to the restructuring of an acquired business.

It is typical for us to rationalize the product lines of businesses acquired within the first year after an acquisition. These rationalizations often include elimination of portions of the product lines acquired, the reformulation of recipes and formulas used to produce the products, and the elimination of customers that do not meet our credit standards. In certain instances, it is necessary to change co-packers used to produce the products. Each of these activities soon after an acquisition may have the effect of reducing sales to a level lower than that of the business acquired and operated prior to our acquisition. As a result, pro forma information regarding sales cannot and should not be construed as representative of our growth rates.

Intangibles

Goodwill is no longer amortized and the value of an identifiable intangible asset is amortized over its useful life unless the asset is determined to have an indefinite useful life. The carrying value of goodwill, which is allocated to the Company's six reporting units, and other intangible assets with indefinite useful lives are tested annually for impairment.

Segments

SFAS No. 131 defines an operating segment as that component of an enterprise (i) that engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the enterprise's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company has determined that it operates in one segment, the sale of natural and organic products, including food, beverage and personal care products, and further that such single segment includes six reporting units in the annual test of Goodwill for impairment. Characteristics of the Company's operations which are relied on in making these determinations include the similarities apparent in the Company's products in the natural and organic consumer markets, the commonality of the Company's customers across brands, the Company's unified marketing strategy, and the nature of the financial information used by the CODM, described below, other than information on sales and direct product costs, by brand. The Company's six reporting units are Grocery (including snacks); Tea; Personal Care; Protein; Canada; and Europe. The Company has further determined that its Chairman of the Board and Chief Executive Officer is the Company's CODM as defined in SFAS No. 131, and is also the manager of the Company's single segment. In making decisions about resource allocation and performance assessment, the Company's CODM focuses on sales performance by brand using internally generated sales data as well as externally developed market consumption data acquired from independent sources, and further reviews certain data regarding standard costs and standard gross margins by brand. In making these decisions, the CODM receives and reviews certain Company consolidated quarterly and year-to-date information; however, the CODM does not receive or review any discrete financial information by geographic location, business unit, subsidiary, division or brand. The CODM reviews and approves capital spending on a Company consolidated basis rather than at any lower unit level. The Company's Board of Directors receives the same quarterly and year-to-date information as the Company's CODM.

Recent Accounting Pronouncements

Adoption of Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB No. 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

Historically, we have evaluated uncorrected differences utilizing the "rollover" approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the "carryover effects" of prior year misstatements). We believe that our assessment of uncorrected differences in prior periods and the conclusions reached regarding the qualitative and quantitative effects of such uncorrected differences were appropriate.

We adopted SAB No. 108 in fiscal 2007 and elected to record the effects of applying SAB No. 108 using the cumulative effect transition method which resulted in the correction of the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. We adjusted the beginning retained earnings for fiscal 2007 for "Accrued Trade Promotional Expenses", described below.

Accrued Trade Promotional Expense

We adjusted our beginning retained earnings for fiscal 2007 to recognize a reserve for expected trade promotional expenses for certain locations. The Company determined that two of its reporting units were not recording trade promotional expenses on a basis consistent with the Company's other reporting units. The total cumulative impact, net of tax, as of July 1, 2006 is as follows:

Current assets	$ 3,290
Current liabilities	$(8,446)
Retained earnings	$ 5,156

The accrued trade promotional expense adjustment also resulted in corrections to the first three quarters of fiscal 2007. In conjunction with our adoption of SAB No. 108, our disclosure of selected quarterly information included in Item 8, Financial Statements and Supplementary Data, has been adjusted to reflect our adoption of SAB No. 108 as of July 1, 2006.

Other Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for us for the fiscal year ending June 30, 2008. The adoption of FIN No. 48 will not have a material impact on our consolidated financial statements.

In June 2006, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF No. 06-3"). The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF No. 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. EITF No. 06-3 is effective for interim and annual periods beginning after December 15, 2006. EITF No. 06-3 did not impact the method for recording these taxes in our consolidated financial statements, as we currently present these taxes on a net basis and have elected not to change our presentation method.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet assessed the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. SFAS No. 159 is effective July 1, 2008 for the Company. We have not yet assessed the impact, if any, SFAS No. 159 may have on our consolidated financial statements.

Results of Operations

Fiscal 2007 Compared to Fiscal 2006

Net sales for the year ended June 30, 2007 were $900.4 million, an increase of $161.8 million, or 21.9%, over net sales of $738.6 million for the year ended June 30, 2006. Sales of grocery and snacks increased with the strong performance of our Earth's Best, Garden of Eatin', Arrowhead Mills, Health Valley and Spectrum brands and from successful new product introductions. Net sales of our Celestial Seasonings tea brand were down principally as a result of continued warmer than normal temperatures in North America and lower consumption of green tea. Sales of our personal care brands increased as a result of strong growth from our Jason brand, sales of the brands we acquired from Para Laboratories in the third quarter of 2006 and the inclusion of sales of our Avalon and Alba brands, acquired during the third quarter of fiscal 2007. Sales for our brands in Canada were flat, with increased sales of our refrigerated and frozen products offset by decreased sales of tea. Sales in Europe increased primarily as a result of the inclusion of our United Kingdom operations, acquired during the fourth quarter of fiscal 2006 and the second quarter of fiscal 2007.

Gross profit for the year ended June 30, 2007 was $261.4 million, an increase of $48.1 million, or 22.5%, from last year's gross profit of $213.4 million. Gross profit in fiscal 2007 was 29.0% of net sales compared to 28.9% of net sales for 2006. The increase in gross profit percentage was principally the result of the addition of higher margin personal care products from our recently acquired Avalon and Alba brands, partially offset by approximately $1.7 million of start-up costs incurred in the first half of the year associated with a new production line at our West Chester frozen foods facility, lower relative contribution from our Celestial Seasonings tea brand and the inclusion of our United Kingdom operations which were acquired after the third quarter of fiscal 2006, for a full year. In the United Kingdom, we continue to co-pack for the previous owner at one of the facilities under an agreement allowing for a minimal margin and during the term of the co-pack arrangement our gross margin generated in the United Kingdom will be depressed even though the arrangement helps absorb what otherwise may be unabsorbed overhead. The effect on our gross profit percentage for the year ended

June 30, 2007 was a 100 basis point reduction from the lower margins in the United Kingdom. Gross margin in 2006 included $0.9 million, or 0.1%, of charges for our 2005 SKU rationalization program. Our gross margin performance has also been negatively impacted by the increasing costs of petroleum, ingredients, health care and other input costs. We have offset these increasing costs with the successful implementation of price increases for selected products we sell, and with a sharper focus on operating efficiencies, including the positive effects of our 2005 SKU rationalization program.

Selling, general and administrative expenses increased by $29.2 million, or 19.7%, to $177.5 million in 2007 from $148.3 million in 2006. Selling, general and administrative expenses have increased primarily as a result of costs associated with the businesses we acquired in fiscal 2007 and 2006. In addition, we had increased amortization expense on purchased intangibles related to our recent acquisitions and increased professional fees during the year ended June 30, 2007. Selling, general and administrative expenses in fiscal 2006 included a $3.2 million expense for stock option compensation under SFAS 123R. Selling, general and administrative expenses as a percentage of net sales declined to 19.7% in fiscal 2007 as compared to 20.1% in fiscal 2006, primarily as a result of the reduction in stock option compensation expense.

Operating income was $84.0 million in 2007 compared to $65.1 million in 2006. Operating income as a percentage of net sales was 9.3% in 2007 compared to 8.8% in 2006. The increase in operating income is a result of our increased net sales and gross profit.

Interest and other expenses, net were $6.9 million for the year ended June 30, 2007 compared to $5.9 million for fiscal 2006. Interest expense totaled $11.3 million in 2007, which was primarily related to the $150 million of 5.98% senior notes we issued in the fourth quarter of last fiscal year and borrowings we made early in the third quarter of fiscal 2007 under our revolving credit facility to partially fund the acquisition of Avalon Natural Products, Inc. The interest expense was partially offset by $2.5 million of interest income earned. Interest expense in fiscal 2006 was approximately $6.5 million and was partially offset by interest income earned of $0.9 million. In the first quarter of fiscal 2007, we sold Biomarché, our Belgium-based provider of fresh organic fruits and vegetables and recognized a gain on the disposal of approximately $3.4 million, net of a $3.3 million write-off of allocated goodwill.

Income before income taxes in 2007 amounted to $77.1 million compared to $59.1 million in 2006. The increase is attributable to the aforementioned increase in operating income offset by the increase in interest and other expenses, net.

Our income tax expense was $29.6 million in fiscal 2007 compared to $22.8 million in 2006. Our effective tax rate was 38.4% in 2007 compared to 38.5% in 2006. Our effective tax rate in 2007 included the unfavorable impact of the $3.3 million of nondeductible goodwill expensed in connection with the sale of Biomarché.

Net income in 2007 was $47.5 million, or $1.16 per diluted share, compared to $36.4 million, or $0.93 per diluted share in 2006. The increase was attributable to the aforementioned increase in income before income taxes, and for per share amounts, offset by a 5.6% increase in the number of weighted average shares outstanding used in the computation.

Fiscal 2006 Compared to Fiscal 2005

Net sales in 2006 were $738.6 million, an increase of $118.6 million or 19.1% over net sales of $620.0 million in 2005. The increase in sales came from volume increases principally in our domestic grocery and snacks brands, which were up 9.8%, and our personal care brands, which were up 98.9%. These increases came from strong performance in grocery and snack brands such as Earth's Best, Imagine soups, Garden of Eatin', Walnut Acres Organic, and Westbrae Natural. With the 2005 SKU Rationalization Program affecting sales performance principally in the grocery and snacks brands, many of our other brands experienced slower or negative growth on actual shipments, while individual SKUs within brands accelerated. In our personal care unit, we saw strong increases from our Jason brand. Our Celestial Seasonings tea brand was up 1.4% for the year after experiencing the challenge of an extremely warm winter season when it typically has strong sales in cold months. Our Canada unit increased sales by 9.8% and in Europe we experienced increases of 8.8%. We saw sales increases from companies we acquired during both the 2006 and 2005 years, including our Hain Pure Protein antibiotic-free chicken unit, Spectrum Organic

Products in grocery and snacks, Para Laboratories in personal care, and both the meat-free frozen operation and the fresh prepared foods operation in the United Kingdom.

Gross profit in 2006 was 28.9% of net sales as compared to 27.6% of net sales in 2005. Gross profit in 2006 was negatively impacted by the inclusion of the operations of our Hain Pure Protein antibiotic-free chicken unit and the new fresh prepared foods unit in Europe, each of which operates at margins significantly lower than our other units. Without the negative impact of these units' gross margins, our gross margins would have been 30.1%, or 1.3% higher than our total. Gross margin was further affected by charges for our SKU Rationalization Program of $0.9 million, or 0.1% in 2006, and $9.0 million, or 1.2% in 2005. Our gross margin performance has also been negatively impacted by the increasing costs of petroleum, ingredients, health care and other input costs. We have offset these increasing costs with the successful implementation of price increases for selected products we sell, and with a sharper focus on operating efficiencies, including the positive effects of our SKU Rationalization Program. Our gross margin as a percentage of sales has been further diluted by the mix of our sales as our higher margin tea sales continue to contribute a lower proportion of our consolidated sales.

Selling, general and administrative expenses increased by $17.9 million to $148.3 million in 2006 from $130.4 million in 2005. These expenses as a percentage of net sales were 20.1% in 2006 compared to 21.0% in 2005. Selling, general and administrative expenses increased from the addition of $7.7 million of costs added with acquisitions in 2006, and were further increased by a $3.2 million charge associated with the adoption of FAS No. 123R (See Note 14 to Notes to Consolidated Financial Statements). Other increases resulted from the increased scale of our business.

Operating income was $65.1 million in 2006 compared to $40.5 million in 2005. Operating income as a percentage of net sales was 8.8% in 2006 compared to 6.5% in 2005. These changes are a result of higher sales and better gross margin performance, as well as the reduced results in 2005 having been caused by the $12.1 million of charges for our 2005 SKU Rationalization Program.

Interest and other expenses, net, amounted to $5.9 million in 2006 compared to $3.7 million in 2005. We incurred higher interest costs in 2006 resulting from borrowings for acquisitions and higher market interest rates. In May 2006, we completed a private placement of $150 million of 10-year 5.98% fixed rate notes.

Income before income taxes in 2006 amounted to $59.1 million compared to $36.9 million in 2005. The increase is attributable to the aforementioned increase in operating income offset by the increase in interest and other expenses, net.

Income taxes in 2006 amounted to $22.8 million compared to $12.8 million in 2005. Our effective tax rate was 38.5% in 2006 compared to 34.7% in 2005. Our lower effective tax rate in 2005 was attributable to a $1.3 reduction in tax liabilities resulting from the termination of certain outstanding tax matters.

Net income in 2006 amounted to $36.4 million, or $0.93 per diluted share, compared to $24.1 million, or $0.65 per diluted share in 2005. The increase was attributable to the aforementioned increase in income before income taxes, and for per share amounts, offset by a 4.7% increase in the number of weighted average shares used in the computation.

Liquidity and Capital Resources

We finance our operations and growth primarily with the cash flows we generate from our operations and from both long-term fixed-rate borrowings and borrowings available to us under our Credit Facility.

Our working capital was $198.5 million at June 30, 2007, an increase of $25.6 million from $172.9 million at the end of fiscal 2006. This was due principally to a $23.2 million increase in inventories, a $14.6 million increase in accounts receivable, an $11.6 million increase in cash and a $6.1 million increase in other current assets, offset by a $29.9 million increase in accounts payable and other current liabilities. The increases in our accounts receivable, inventories and accounts payable were partially attributable to the recent acquisitions we made. Our inventories also increased as a result of higher levels of inventory carried in the personal care unit, an inventory build-up in the United Kingdom as we integrate the Haldane frozen food factory into our Fakenham, England facility and increased inventory at Celestial Seasonings, as we built up for the launch of our new packaging in the first quarter of FY 2008. Accounts receivable also increased as a result of our higher sales volume, with our days' sales in receivables slightly higher at 43 days compared to 41 days in the year-ago period.

Our cash balance increased $11.6 million during the year ended June 30, 2007 to $60.5 million as of June 30, 2007. We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of June 30, 2007, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk. Cash provided by (used in) operating, investing and financing activities is summarized below.

Years ended June 30,	2007	2006	2005
Cash flows provided by (used in):			
Operating activities ...	$ 66,431	$ 54,166	$ 34,973
Investing activities	(139,708)	(100,559)	(20,988)
Financing activities ...	83,608	70,996	(14,715)
Exchange rate changes	1,312	133	(2,620)
Net increase (decrease) in cash	$ 11,643	$ 24,736	$ (3,350)

Net cash provided by operating activities was $66.4 million for the year ended June 30, 2007, compared to $54.2 million provided in fiscal 2006 and $35.0 million provided in fiscal 2005. The increase in cash provided by operations in 2007 resulted from the increase in our net income and other non-cash items, such as depreciation and amortization. Net cash provided by operations was higher in 2006 compared to 2005 as a result of our increased net income and improvements in our working capital management.

We used $139.7 million of cash in investing activities in the year ended June 30, 2007. We used $137.8 million of cash in connection with the acquisitions of Avalon Natural Products, Inc. ("Avalon") in January 2007, the assets and business of Haldane Foods in the United Kingdom in December 2006 and the tofu and meat-alternative business of WhiteWave Foods Company in June 2007, $11.4 million for capital expenditures and $1.9 million for a loan to an affiliated joint venture (subsequently repaid in August 2007). This was partially offset by $8.2 million of proceeds from the sale of Biomarché, our Belgium-based provider of fresh organic fruits and vegetables, and $3.3 million of proceeds from the disposals of fixed assets. In the year ended June 30, 2006, we used $100.6 million of cash in investing activities, including $84.5 million for acquisitions and $14.5 million for the purchase of property, plant and equipment. During the year ended June 30, 2005, we used $21.0 million in investing activities, including $11.1 million for acquisitions and $9.9 million for the purchase of fixed assets.

Net cash of $83.6 million was provided by financing activities for the year ended June 30, 2007 and $71.0 million for the year ended June 30, 2006. Net cash of $14.7 million was used in financing activities for the year ended June 30, 2005. During the fiscal 2007 and 2006, we incurred borrowings to fund acquisitions made during each year. During fiscal 2007, we borrowed $75.0 million under our Credit Facility, of which $65.0 million remains outstanding, and received $18.4 million of proceeds from the exercise of stock options during the year. During 2006, we received the proceeds of our $150.0 million of fixed rate senior notes and repaid $89.7 million of borrowings under the Credit Facility. In addition, during 2006 we received $15.1 million of proceeds from the exercise of stock options and we incurred $1.2 million of costs in connection with our new financing arrangements. During 2005, we repaid $16.5 of borrowings and we acquired 189,700 shares of our common stock in open market purchases at a cost of approximately $3.5 million. This was partially offset by $5.2 million of proceeds received from the exercise of stock options and warrants.

On May 2, 2006, we issued $150 million in aggregate principal amount of senior notes due May 2, 2016 in a private placement. The notes bear interest at 5.98%, which is payable semi-annually on November 2 and May 2. Also on May 2, 2006, we entered into an Amended and Restated Credit Agreement, providing us with a $250 million revolving credit facility (the "Credit Facility") expiring in May 2011. The Credit Facility provides for an uncommitted $100 million accordion feature, under which the facility may be increased to $350 million. The Credit Facility and the senior notes are guaranteed by substantially all of our current and future direct and indirect domestic subsidiaries. Loans under the Credit Facility bear interest at a base rate (greater of the applicable prime rate or Federal Funds Rate plus an applicable margin) or, at our option, the reserve adjusted LIBOR rate plus an applicable margin. As of June 30, 2007 and June 30, 2006, $150.0 million was outstanding under the senior notes at an interest rate of 5.98%. During January 2007 we borrowed $75 million under the Credit Facility to fund a portion of the acquisition of Avalon Natural Products, Inc., of which $65.0 million was outstanding at June 30, 2007, at an interest rate of 6.25%. We are required by the terms of the Credit Facility and the senior notes to comply with customary affirmative and negative covenants for facilities and notes of this nature. We were not in compliance with the financial reporting requirements regarding timely delivery of our financial statements under the credit agreement and the senior notes for the periods ended June 30, 2007 and September 30, 2007. The lenders under the Credit Facility and the holders of our senior notes agreed to extend the due dates for delivery of the financial statements for the periods noted above until January 31, 2008.

Obligations for all debt instruments, capital and operating leases and other contractual obligations as of June 30, 2007 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Debt instruments (including interest)	$215,934	$ 540	—	$65,394	$150,000
Capital lease obligations	78	24	$ 54	—	—
Operating leases	29,833	7,232	12,348	9,107	1,146
Purchase and other obligations	145,742	61,145	30,347	18,370	35,880
Total contractual cash obligations	$391,587	$68,941	$42,749	$92,871	$187,026

We believe that our cash on hand of $60.5 million at June 30, 2007, as well as projected cash flows from operations and availability under our Credit Facility are sufficient to fund our working capital needs in the ordinary course of business, anticipated fiscal 2008 capital expenditures of approximately $18 million, and the $7.8 million of debt and lease obligations described in the table above, during the 2008 fiscal year.

Seasonality

Our tea brand primarily manufactures and markets hot tea products and, as a result, its quarterly results of operations reflect seasonal trends resulting from increased demand for its hot tea products in the cooler months of the year. In addition, some of our other products (e.g., baking and cereal products and soups) also show stronger sales in the cooler months while our snack food product lines are stronger in the warmer months. The winter of 2006-2007 was an unusually warm winter season and, therefore, sales of cooler weather products, which typically increase in our second and third fiscal quarters, were negatively impacted.

Quarterly fluctuations in our sales volume and operating results are due to a number of factors relating to our business, including the timing of trade promotions, advertising and consumer promotions and other factors, such as seasonality, inclement weather and unanticipated increases in labor, commodity, energy, insurance or other operating costs. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, you should not rely on our quarterly operating results as indications of future performance.

Inflation

Management does not believe that inflation had a significant impact on our results of operations for the periods presented.

Other Information About Market Risk.

Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

- interest rates on debt and cash equivalents, and
- foreign exchange rates, generating translation and transaction gains and losses.

Interest Rates

We centrally manage our debt and cash equivalents, considering investment opportunities and risks, tax consequences and overall financing strategies. Our cash equivalents consist primarily of commercial paper and obligations of U.S. Government agencies. As of June 30, 2007, we had $65.0 million of variable rate debt outstanding. Assuming current cash equivalents and variable rate borrowings, a hypothetical change in average interest rates of one percentage point would not have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Foreign Operations

Operating in international markets involves exposure to movements in currency exchange rates, which are volatile at times. The economic impact of currency exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors. These changes, if material, could cause adjustments to our financing and operating strategies. During fiscal 2007, approximately 24.9% of our net sales were generated from sales outside the United States, while such sales outside the United States were 19.3% of net sales in 2006 and 21.1% of net sales in 2005.

We expect sales from non-U.S. markets to possibly represent an increasing portion of our total net sales in the future. Our non-U.S. sales and operations are subject to risks inherent in conducting business abroad, many of which are outside our control, including:

- periodic economic downturns and unstable political environments;
- price and currency exchange controls;
- fluctuations in the relative values of currencies;
- unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;
- compliance with applicable foreign laws; and
- difficulties in managing a global enterprise, including staffing, collecting accounts receivable and managing distributors.

Note Regarding Forward Looking Information

Certain statements contained in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1934 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievements of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions; our ability to implement our business strategy; our ability to integrate acquisitions; our reliance on third party distributors, manufacturers, and suppliers; competition; changes in customer preferences; international sales and operations; retention of key personnel; the results of our stock option review and the SEC's inquiry; and compliance with government regulations.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievements and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

The Company's Annual Report on Form 10-K for the year ended June 30, 2007 includes a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Certification and Governance

The Company has included the required Chief Executive Officer and Chief Financial Officer certifications regarding the Company's public disclosure as exhibits to its Annual Report on Form 10-K for the year ended June 30, 2007 filed with the Securities and Exchange Commission. Available on the Company's corporate web site, *www.hain-celestial.com*, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance and nominating); codes of conduct and corporate governance guidelines.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of
The Hain Celestial Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Hain Celestial Group, Inc. (the "Company") and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Hain Celestial Group, Inc. and Subsidiaries at June 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, during the fourth quarter 2007, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements* ("SAB No. 108"). In accordance with the transition provisions of SAB No. 108, the Company recorded an adjustment to retained earnings effective July 1, 2006 for the correction of prior period misstatements.

As described in Note 3 to the consolidated financial statements, the Company has restated its financial statements for the years ended June 30, 2006 and 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Hain Celestial Group, Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Melville, New York
January 30, 2008

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 and 2006
(In thousands, except share amounts)

	June 30	
	2007	2006 (As restated-see Note 3)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,518	$ 48,875
Accounts receivable, less allowance for doubtful accounts of $2,371 and $2,104	95,405	80,764
Inventories	129,062	105,883
Recoverable income taxes, net	3,687	—
Deferred income taxes	8,069	2,986
Prepaid expenses and other current assets	19,263	21,968
Total current assets	316,004	260,476
Property, plant and equipment, net of accumulated depreciation and amortization of $62,803 and $55,053	114,901	119,830
Goodwill	509,336	421,002
Trademarks and other intangible assets, net of accumulated amortization of $10,036 and $9,416	96,342	61,626
Other assets	21,873	14,750
Total assets	$1,058,456	$877,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 70,510	$ 55,341
Accrued expenses and other current liabilities	41,948	26,861
Income taxes payable	4,456	4,276
Current portion of long-term debt	566	1,065
Total current liabilities	117,480	87,543
Long-term debt, less current portion	215,446	151,229
Deferred income taxes	22,232	15,894
Other noncurrent liabilities	664	—
Total liabilities	355,822	254,666
Commitments and contingencies		
Minority interest	5,678	4,926
Stockholders' equity:		
Preferred stock – $.01 par value, authorized 5,000,000 shares, no shares issued	—	—
Common stock – $.01 par value, authorized 100,000,000 shares, issued 40,882,653 and 39,583,671 shares	409	396
Additional paid-in capital	487,750	459,712
Retained earnings	195,658	153,332
Foreign currency translation adjustment	25,884	17,397
	709,701	630,837
Less: 861,256 shares of treasury stock, at cost	(12,745)	(12,745)
Total stockholders' equity	696,956	618,092
Total liabilities and stockholders' equity	$1,058,456	$877,684

See notes to consolidated financial statements.

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2007, 2006 and 2005
(In thousands, except per share amounts)

	Year Ended June 30		
	2007	2006	2005
		(As restated [1])	(As restated [1])
Net sales	$900,432	$738,557	$619,967
Cost of sales	639,002	525,205	449,010
Gross profit	261,430	213,352	170,957
Selling, general and administrative expenses	177,453	148,295	130,416
Operating income	83,977	65,057	40,541
Interest and other expenses, net	6,885	5,911	3,677
Income before income taxes	77,092	59,146	36,864
Provision for income taxes	29,610	22,779	12,803
Net income	$ 47,482	$ 36,367	$ 24,061
Net income per share:			
Basic	$ 1.21	$ .97	$ .66
Diluted	$ 1.16	$ .93	$ .65
Weighted average common shares outstanding:			
Basic	39,315	37,643	36,407
Diluted	41,108	38,912	37,153

[1] See Note 3

See notes to consolidated financial statements.

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2007, 2006 and 2005
(In thousands, except per share and share data)

	Common Stock		Additional	Retained	Treasury Stock		Foreign Currency		Comprehensive
	Shares	Amount at $.01	Paid-In Capital	Earnings	Shares	Amount	Translation Adjustment	Total	Income
			(As restated [1])	(As restated [1])				(As restated [1])	(As restated [1])
Balance at June 30, 2004 as previously reported	37,064,648	$371	$391,931	$106,097	671,556	$ (9,285)	$ 7,651	$496,765	
Adjustments to opening stockholders' equity			16,655	(13,193)				3,462	
Balance at June 30, 2004 as restated [1]	37,064,648	371	408,586	92,904	671,556	(9,285)	$ 7,651	$500,227	
Exercise of stock options and warrants	411,350	4	5,237					5,241	
Purchase of treasury shares					189,700	(3,460)		(3,460)	
Non-cash compensation charge			2,270					2,270	
Tax benefit from stock options			470					470	
Comprehensive income:									
Net income				24,061				24,061	$24,061
Translation adjustments							2,397	2,397	2,397
Total comprehensive income									$26,458
Balance at June 30, 2005	37,475,998	375	416,563	116,965	861,256	(12,745)	10,048	531,206	
Exercise of stock options and warrants	1,009,099	10	15,408					15,418	
Issuance of common stock	1,098,574	11	21,784					21,795	
Non-cash compensation charge			4,213					4,213	
Tax benefit from stock options			1,744					1,744	
Comprehensive income:									
Net income				36,367				36,367	$36,367
Translation adjustments							7,349	7,349	7,349
Total comprehensive income									$43,716
Balance at June 30, 2006	39,583,671	396	459,712	153,332	861,256	(12,745)	17,397	618,092	
Cumulative effect of adjustments from the adoption of SAB No. 108, net of taxes				(5,156)				(5,156)	
Adjusted balance at June 30, 2006	39,583,671	396	459,712	148,176	861,256	(12,745)	17,397	612,936	
Exercise of stock options and warrants	1,102,518	11	18,396					18,407	
Issuance of common stock	196,464	2	5,607					5,609	
Non-cash compensation charge			1,031					1,031	
Tax benefit from stock options			3,004					3,004	
Comprehensive income:									
Net income				47,482				47,482	$47,482
Translation adjustments							8,487	8,487	8,487
Total comprehensive income									$55,969
Balance at June 30, 2007	40,882,653	$409	$487,750	$195,658	861,256	$(12,745)	$25,884	$696,656	

[1] See Note 3

See notes to consolidated financial statements.

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2007, 2006 and 2005
(In thousands)

	Year Ended June 30		
	2007	2006 (As restated [1])	2005 (As restated [1])
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 47,482	$ 36,367	$ 24,061
Adjustments to reconcile net income to net cash provided by operating activities:			
SKU rationalization charges	—	907	12,142
Depreciation and amortization	15,692	12,549	13,838
Gain on sale of Biomarché	(3,401)	—	—
Deferred income taxes	10,877	5,048	(497)
Tax benefit of nonqualified stock options	4,276	2,269	827
Excess tax benefit of nonqualified stock options	(1,136)	(647)	—
Other non-cash items, net	1,167	268	68
Non-cash compensation	1,031	4,213	2,270
Increase (decrease) in cash attributable to changes in operating assets and liabilities, net of amounts applicable to acquired brands:			
Accounts receivable	(9,365)	(12,418)	2,577
Inventories	(9,793)	(9,841)	496
Other current assets	4,984	(2,311)	(6,977)
Other assets	(2,702)	769	(5,936)
Accounts payable and accrued expenses	9,014	10,432	(3,988)
Income taxes, net	(1,695)	6,561	(3,908)
Net cash provided by operating activities	66,431	54,166	34,973
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of brands, net of cash acquired	(137,849)	(84,480)	(11,098)
Proceeds from sale of Biomarché	8,160	—	—
Purchases of property and equipment	(11,411)	(14,479)	(9,890)
Proceeds from disposals of property and equipment	3,303	—	—
Loan to affiliate	(1,911)	—	—
Equity investments	—	(1,600)	—
Net cash used in investing activities	(139,708)	(100,559)	(20,988)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from senior notes	—	150,000	—
Proceeds (payments) from bank revolving credit facility, net	65,000	(89,700)	(9,500)
Repayments of other long-term debt, net	(907)	(3,854)	(6,962)
Costs in connection with bank financing	(28)	(1,201)	(34)
Purchase of treasury stock	—	—	(3,460)
Proceeds from exercise of options and warrants, net of related expenses	18,407	15,104	5,241
Excess tax benefits from share-based compensation	1,136	647	—
Net cash provided by (used in) financing activities	83,608	70,996	(14,715)
Effect of exchange rate changes on cash	1,312	133	(2,620)
Net increase (decrease) in cash and cash equivalents	11,643	24,736	(3,350)
Cash and cash equivalents at beginning of year	48,875	24,139	27,489
Cash and cash equivalents at end of year	$ 60,518	$ 48,875	$ 24,139

[1] See Note 3

See notes to consolidated financial statements.

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

The Hain Celestial Group, Inc., a Delaware corporation, and its subsidiaries (collectively, the "Company", and herein referred to as "we", "us", and "our") manufacture, market, distribute and sell natural and organic food products and natural personal care products under brand names which are sold as "better-for-you" products. We are a leader in many of the top natural food categories, with such well-known food brands as Celestial Seasonings®, Hain Pure Foods®, Westbrae Natural®, WestSoy®, Rice Dream®, Soy Dream®, Imagine®, Walnut Acres Organic®, Ethnic Gourmet®, Rosetto®, Little Bear Organic Foods®, Bearitos®, Arrowhead Mills®, Health Valley®, Breadshop's®, Casbah®, Spectrum Naturals®, Spectrum Essentials®, Hollywood® cooking oils, Garden of Eatin'®, Terra®, Harry's Premium Snacks®, Boston's The Best You've Ever Tasted®, Lima®, Grains Noirs™, Natumi®, Yves Veggie Cuisine®, DeBoles®, Earth's Best®, Nile Spice®, Linda McCartney®, Realeat® and Granose®. The Company's principal specialty product lines include Estee® sugar-free products and Alba®. Our natural personal care product line is marketed under the JASON®, Zia®, Orjene®, Shaman Earthly Organics®, Heather's®, Queen Helene®, Batherapy®, Shower Therapy®, Footherapy®, Avalon Organics®, Alba Botanica® and TenderCare® personal care brands. Our natural and organic antibiotic-free chicken is marketed under the FreeBird™ brand and our antibiotic-free turkey is marketed under the Plainville Farms® brand.

We operate in one business segment: the sale of natural and organic food and personal care products. During the three years ended June 30, 2007, approximately 46%, 47% and 47% of our revenues were derived from products that are manufactured within our own facilities with 54%, 53% and 53% produced by various co-packers. In fiscal 2007, 2006 and 2005, there were no co-packers who manufactured 10% or more of our products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the Notes to Consolidated Financial Statements, all dollar amounts, except per share data, are in thousands unless otherwise indicated.

Consolidation Policy

Our accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. Material intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated companies in which the company exercises significant influence, but which it does not control, are accounted for in the accompanying consolidated financial statements under the equity method of accounting. As such, consolidated net income includes the company's equity portion of current earnings or losses of such companies. Investments in which the company does not exercise significant influence (generally less than a 20 percent ownership interest) are accounted for under the cost method.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles we use require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash in banks, commercial paper and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Accounts and Chargebacks Receivable and Concentration of Credit Risk

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply an additional reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations in recent years. While one of our customers represented 16% of our trade receivables balance as of June 30, 2007 and 12% of our trade receivables balance as of June 30, 2006, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions our customers have taken that we expect to be repaid in the near future in the form of a chargeback receivable. Our estimate of this receivable balance ($2.4 million at June 30, 2007 and $4.1 million at June 30, 2006) could be different had we used different assumptions and judgments.

During the year ended June 30, 2007, sales to one customer and its affiliates approximated 20% of net sales. In fiscal 2006 sales to one customer and its affiliates approximated 21% of net sales. In fiscal 2005, sales to one customer and its affiliates approximated 22% of net sales.

Inventory

Our inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving or obsolete raw ingredients and packaging.

Property, Plant and Equipment

Our property, plant and equipment is carried at cost and depreciated or amortized on a straight-line basis over the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within ranges generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred. We utilize the following ranges of asset lives:

Buildings and improvements	10-40 years
Machinery and equipment	3-20 years
Furniture and fixtures	3-15 years

Leasehold improvements are amortized over the shorter of the respective initial lease term or the estimated useful life of the assets, and generally range from 3 to 15 years.

Intangibles

Goodwill is no longer amortized and the value of an identifiable intangible asset is amortized over its useful life unless the asset is determined to have an indefinite useful life. The carrying value of goodwill, which is allocated to reporting units, and other intangible assets with indefinite useful lives are tested annually for impairment.

Revenue Recognition and Sales Incentives

Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of stockholders' equity and other comprehensive income.

Research and Development Costs

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated financial statements. Research and development costs amounted to $1.5 million in fiscal 2007, $1.2 million in fiscal 2006 and $2.6 million in fiscal year 2005. Our research and development expenditures do not include the expenditures on such activities undertaken by co-packers who develop numerous products on their own initiative with the expectation that we will accept their new product ideas and market them under our brands. These efforts by co-packers have resulted in a substantial number of our new product introductions. We are unable to estimate the amount of expenditures made by co-packers on research and development; however, we believe such activities and expenditures are important to our continuing ability to introduce new products.

Advertising Costs

Media advertising costs, which are included in selling, general and administrative expenses, amounted to $7.5 million in fiscal 2007, $5.4 million in fiscal 2006 and $4.3 million in fiscal year 2005. Such costs are expensed as incurred.

Income Taxes

We follow the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided for deferred tax assets to the extent it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Shipping and Handling Costs

We include the costs associated with shipping and handling of our inventory as a component of cost of sales.

Fair Values of Financial Instruments

Financial instruments consist primarily of investments in cash and cash equivalents, trade accounts receivable, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At June 30, 2007 and 2006, we had $40.5 million and $27.8 million invested in corporate money market securities, including commercial paper, repurchase agreements, variable rate instruments and bank instruments. These securities are classified as cash equivalents as their maturities when purchased are less than three months. At June 30, 2007 and 2006, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and payable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The carrying amounts of the notes payable to banks are considered to be representative of their respective fair values as their interest rates are based on market rates. The estimated fair value of the Company's Senior Notes payable was $150 million at June 30, 2007 and June 30, 2006.

Stock-Based Compensation

The Company has employee and director stock-based compensation plans which are more fully described in Note 14. Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) ("SFAS No. 123(R)"), "Share Based Payment," to account for stock-based compensation, using the modified-prospective transition method. Under that transition method, compensation cost is recognized for the vested portion of stock-based payments granted on or after July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and for all stock-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. Results for prior periods have not been restated as allowed under the modified prospective transition method. Prior to July 1, 2005, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, no stock-based compensation costs were reflected in results of operations for options granted, since the Company historically has treated its stock options as having been granted at the fair market value of the underlying common stock on the date of the grant (however, see Note 3, Restatement of Consolidated Financial Statements, for a discussion of a review of equity grants which resulted in, among other things, the use of revised measurement dates for certain grants). Prior to the adoption of SFAS No. 123(R), the vesting of all outstanding options was accelerated during the year ended June 30, 2005. As a result, there is no compensation expense recognized in operating results during the years ended June 30, 2007 and 2006 for stock options granted prior to July 1, 2005.

The fair value of stock option awards is recognized in expense over the vesting period of the options, using the straight-line method. The fair value of employee stock options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for such treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve. There were no modifications to stock option awards during the years ended June 30, 2007 and 2006.

The Company receives an income tax deduction for stock options exercised by employees in certain tax jurisdictions equal to the excess of the market value of our common stock on the date of exercise over the option price. Prior to the adoption of SFAS No. 123(R), the income tax benefit from the exercise of stock options was presented as a component of cash flow from operating activities. SFAS No. 123(R) requires the excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) to be classified as a cash flow provided by financing activities.

Accounting for the Impairment of Long-Lived Assets

Effective July 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121; however, it retains fundamental provisions related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived assets group to be disposed of other than by sale (e.g., abandoned) be classified as "held and used" until disposed of, and establishes more restrictive criteria regarding classification of an asset group as "held for sale."

SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" ("APB 30"), for the disposal of a segment of a business, and extends the reporting of a discontinued operation to a "component of an entity." Further, SFAS No. 144 requires operating losses from a "component of an entity" to be recognized in the period in which they occur rather than as of the measurement date as previously required by APB 30.

Deferred Financing Costs

Eligible costs associated with obtaining debt financing are capitalized and amortized over the related term of the applicable debt instruments, which approximates the effective interest method.

Adoption of Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB No. 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

Historically, we have evaluated uncorrected differences utilizing the "rollover" approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the "carryover effects" of prior year misstatements). We believe that our assessment of uncorrected differences in prior periods and the conclusions reached regarding the qualitative and quantitative effects of such uncorrected differences were appropriate.

We adopted SAB No. 108 in fiscal 2007 and elected to record the effects of applying SAB No. 108 using the cumulative effect transition method which resulted in the correction of the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. We adjusted the beginning retained earnings for fiscal 2007 for "Accrued Trade Promotional Expenses", described below.

Accrued Trade Promotional Expense

We adjusted our beginning retained earnings for fiscal 2007 to recognize a reserve for expected trade promotional expenses for certain locations. The Company determined that two of its reporting units were not recording trade promotional expenses on a basis consistent with the Company's other reporting units. The total cumulative impact net of tax, as of July 1, 2006 is as follows:

Current assets	$ 3,290
Current liabilities	(8,446)
Retained earnings	5,156

The accrued trade promotional expense adjustment also resulted in corrections to the first three quarters of fiscal 2007. In conjunction with our adoption of SAB No. 108, our disclosure of selected quarterly information included in Item 8, Financial Statements and Supplementary Data, has been adjusted to reflect our adoption of SAB No. 108 as of July 1, 2006.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for us for the fiscal year ending June 30, 2008. The adoption of FIN No. 48 will not have a material impact on our consolidated financial statements.

In June 2006, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF No. 06-3"). The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing activity between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF No. 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. EITF No. 06-3 is effective for interim and annual periods beginning after December 15, 2006. EITF No. 06-3 did not impact the method for recording these taxes in our consolidated financial statements, as we currently present these taxes on a net basis and have elected not to change our presentation method.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet assessed the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. SFAS No. 159 is effective July 1, 2008 for the Company. We are currently evaluating the impact SFAS No. 159 may have on our consolidated financial statements.

Reclassifications

We have made certain reclassifications to the prior years' consolidated financial statements and notes thereto to conform to the current year presentation.

3. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Restatement of Previously Issued Financial Statements

The Company is restating its consolidated balance sheet as of June 30, 2006, the related consolidated statements of operations for the fiscal years ended June 30, 2006 and 2005 and the consolidated statements of shareholders' equity and statements of cash flows for each of the fiscal years ended June 30, 2006 and 2005. This restatement resulted from the findings of an independent investigation of our historical stock option grant processes and related accounting.

Review of Historical Equity Granting Process

On June 15, 2007, we announced that the Company had received an informal inquiry from the SEC concerning the Company's stock option granting practices and the related accounting and disclosures. Shortly thereafter, a group of four independent directors (the "Independent Directors") was established by Hain Celestial's Board of Directors to conduct an independent investigation relating to the Company's historical stock option practices. With the assistance of independent legal counsel and experts retained by counsel, the Independent Directors conducted an extensive review of historical stock option practices, including all awards made by the Company since its initial public offering in November 1993 through May 6, 2005, the last date on which stock options were granted. The investigation also included review of the Company's accounting policies, accounting records, supporting documentation, email communications and other documentation, as well as interviews with a number of current and former directors, officers and employees. Based on this review, the Company has determined that additional pre-tax, non-cash charges for stock-based compensation expense aggregating $16.9 million over the twelve-year period from 1994 through 2005 should be recognized.[1] The Company granted options to purchase approximately 12 million shares to more than 1,200 employees and directors on 125 separate grant dates during the approximate twelve-year fiscal period reviewed. The grants included (1) broad-based grants to large numbers of Hain Celestial employees, (2) new hire/promotion grants, (3) grants to senior executives and (4) director grants.

On January 29, 2008, the Independent Directors reported to the Board their final findings. The Independent Directors indicated that they and their advisors received the Company's full cooperation throughout the review. As described in more detail below, the review of the Company's stock option grants and procedures identified various deficiencies in the process of granting and documenting stock options. The stock option granting process was informal and inadequately documented throughout much of the period under review. In addition, for many grants there were insufficient or incomplete approvals and inadequate or incomplete establishment of the terms of the grants, including the list of individual recipients.

The Independent Directors' review found, among other things, that:

- There was inadequate documentation supporting the measurement dates for a number of company-wide annual grants as well as some executive grants and grants to new employees;

[1] As discussed below, the Company has determined that, based on the revised measurement dates, the pre-tax, non-cash charges for stock-based compensation expense aggregated $20.5 million (before the reversal of the 2005 stock option vesting acceleration charge of $3.6 million) over the twelve-year period from 1994 through 2005.

- Approximately one-third of all options granted were priced at quarterly or annual lows;
- Some grant dates in earlier periods appear to have been selected with hindsight. Beginning in 2003, documentation relating to annual and other grants improved, although some errors occurred thereafter in the form of additions, corrections or adjustments to lists of grant recipients after the recorded measurement dates;
- No information came to the attention of the Independent Directors which caused them to believe that any current officers, directors or employees of the Company engaged in any knowing or intentional misconduct with regard to the Company's option granting process.

The Company's Stock Option Plans and the Option Granting Process

The vast majority of the Company's stock option grants were made pursuant to five stock option plans – two employee stock option plans adopted in 1994 and 2002 (the "1994 Plan" and the "2002 Plan"), two stock option plans for non-employee directors adopted in 1996 and 2000 (the "1996 Directors Plan" and the "2000 Directors Plan"), and the 1993 Executive Stock Option Plan (the "1993 Plan"). The 1993 Plan, 1994 Plan and the 2002 Plan for employee stock options provided for administration by the Compensation Committee of the Board of Directors and gave the Committee the authority to determine the exercise price of options granted and the date of grant. The 1994 Plan and the 2002 Plan also, however, allowed the Compensation Committee to delegate any of its functions to officers or managers of the Company, except as to awards to Section 16 officers. As discussed below, the Independent Directors' review found that while the Compensation Committee did meet telephonically or in person on a number of occasions to approve option grants to Mr. Simon, typically with a representative of the Company, and, from time to time, outside counsel present, documentation of the Compensation Committee's actions was often not available in the Company's records. The members of the Compensation Committee relied upon the Company to document the Committee's actions and apply the appropriate accounting treatment. The Independent Directors' review found that this lack of available documentation in the Company's records of actions by the Compensation Committee made the determination of the dates of approval of grants to Mr. Simon difficult. For grants after 2002 better documentation of the timing of approval of grants to Mr. Simon was available, and no additional compensation expense for grants to Mr. Simon after 2002 has been recognized.

As to grants to other officers and employees, possibly including Section 16 officers, delegation of approval authority to the Chief Executive Officer appears to have been the standard practice. For most of the period from 1994 to 2004 the Chief Executive Officer of the Company, assisted by the Chief Financial Officer, the Vice President for Human Resources, and the executive heads of various divisions, determined the recipients and amounts of stock option awards to employees of the Company, with the final required action being the Chief Executive Officer's approval.

The Independent Directors found that the Company's practice on pricing of option grants was inconsistent – at times the Company used the closing price of the Company's stock the day before approval, and at other times the closing price on the day of approval. In its restatement the Company has adjusted options pricing to uniformly use the closing price on the day of the approval of the options as the preferable pricing method.

Of the $20.5 million in additional compensation expense recognized, approximately $7.2 million is attributable to grants awarded to current or former Section 16 officers, $0.4 million is attributable to grants awarded to directors, and the remaining $12.9 million is attributable to grants awarded to other employees.

Broad-Based Grants to Employees

For broad-based grants to employees, the required granting action was the approval of the awards by the Chief Executive Officer. The Independent Directors' review found that, prior to February 2003, this approval was not thoroughly documented if at all. The Independent Directors' review found that from February 2003 forward the Company's option granting processes included better documentation of approval, and a more formal granting process was implemented. The independent Directors conducted a grant-by-grant analysis using the available evidence for each grant, determined the date when grants were fixed with finality, and revised measurement dates if necessary.

New Hire or Promotion Grants

The Independent Directors' review found that it was the practice at the Company for some senior executives to receive stock options as part of their negotiated compensation package upon joining the Company or upon assuming a more senior position within the Company. It was noted in the review that some offer or promotion letters included a statement that the employee would receive options at the lowest price within a several-month period. Review of selected personnel files for active and terminated employees demonstrated that: 1) option grants for new hires and promotions were the exception, rather than the rule, and 2) even for those new hires and promoted employees who received stock options as part of their compensation this "lowest price" language was unusual. For grants to employees whose new hire or promotion letter included such "lowest price" language the Company has considered whether that language led to the issuance of a discounted option and accounted for the grant accordingly.

The Independent Directors' review also found a number of instances in which new hire or promotion option grants did not follow the terms outlined in the new hire or promotion letters. Those grants have been treated as repricings and given variable accounting treatment.

Grants to Senior Executives

The Company is recognizing $1,371,000 of compensation expense related to options granted to Mr. Simon between 1995 and 2001. Mr. Simon, who has been the Company's Chief Executive Officer since its founding, did not have the ability to authorize grants to himself. Rather, all of Mr. Simon's grants were approved by the Compensation Committee of the Board of Directors or, as discussed below, in some cases by the full Board. Stock options were a significant part of Mr. Simon's compensation and were specifically provided for in his several employment agreements with the Company as disclosed in the Company's annual proxy statements. The Independent Directors' review found that the Compensation Committee did meet telephonically or in person on a number of occasions to approve option grants to Mr. Simon, typically with a representative of the Company, and, from time to time, outside counsel present. The members of the Compensation Committee relied upon the Company to document the Committee's actions and apply the appropriate accounting treatment. The Independent Directors' review found that documentation of the Compensation Committee's actions was often not available in the Company's records. This lack of available documentation in the Company's records of actions by the Compensation Committee made the Independent Directors' determination of the dates of approval difficult. For grants after 2002 better documentation of the timing of approval of grants to Mr. Simon was available, and no additional compensation expense for grants to Mr. Simon after 2002 has been recognized.

Mr. Simon received 600,000 stock options with a July 31, 2000 date and a strike price of $26.63. The evidence indicates that by approving a term sheet for Simon's new employment agreement on June 30, 2000 the Board of Directors expressed its intent to grant 300,000 of those options on June 30, 2000 and 300,000 on July 1, 2000. Accordingly, the change in the language of Mr. Simon's final employment agreement to grant and date the options on or before July 31, 2000 was effectively a repricing of the options, resulting in variable accounting treatment for the life of the grant. This change resulted in approximately $3.5 million of compensation expense in the quarter ended December 31, 2000; however, in accordance with the requirements of variable accounting, such compensation expense reversed in its entirety in the following quarters as the market price of the Company's stock dropped below $26.63. The market price remained below $26.63 for all subsequent quarters with the exception of the quarter ended December 31, 2001, until variable accounting treatment was eliminated by the adoption of SFAS No. 123R. As a result, the repricing of this option did not have any impact on the cumulative effect recorded as of July 1, 2004.

The Independent Directors' review found that a grant of 300,000 options to Mr. Simon at the July 11, 2001 closing price, which was the low price of the stock for that month, was approved by the full Hain Celestial Board of Directors at a meeting on August 7, 2001. Although the Board was advised that a grant with a July 2001 date was required (Mr. Simon's employment agreement provided that his options would be granted between July 1 and July 31 of each year) in effect the Board approved the award of a stock option grant at a discounted price on August 7. Because the approval action for this grant occurred on August 7, 2001, that is the revised measurement date for this grant. This change resulted in approximately $1.2 million in compensation expense in the current restatement.

In determining the appropriate measurement dates for Mr. Simon's option grants, the Company generally has relied upon the earliest contemporaneous documentary evidence for the grant. One exception is a grant made to Mr. Simon in connection with the Company's acquisition of Natural Nutrition Group in May, 1999. For that specific grant of options to purchase 300,000 shares the Independent Directors' review found that interview evidence of the Compensation Committee's intent and approval of the grant contingent upon the closing of the acquisition was sufficient, although contemporaneous documentary evidence was not available, and the historic grant date of May 18, 1999 (the date the acquisition closed) was not changed.

Mr. Simon received a grant of 25,000 options dated October 16, 1995 at the exercise price of $2.94. The Independent Directors' review found no contemporaneous documentation of granting action by the Compensation Committee or the Board of Directors for this grant. This grant has been remeasured to the date of the earliest available documentary evidence that the grant was fixed and final, which was September 27, 1996, the date on which the Company filed Form 10-KSB in which Mr. Simon's grant was included in the earnings per share calculation. The closing price of the Company's stock on September 27, 1996 was $3.88, which was used as the remeasured price for this grant in computing additional compensation expense to the Company.

Mr. Simon was entitled by his 2000 Employment Agreement to an annual grant each July of options to purchase 300,000 shares through July 2002. Mr. Simon received a grant of 300,000 options dated July 22, 2002 at the exercise price of $14.25 for which the Independent Directors' review found no contemporaneous documentation of granting action by the Compensation Committee or the Board of Directors. Mr. Simon's grant agreement appears to have been signed on October 22, 2002, which has been used as the remeasurement date for this grant. On October 22, 2002, the closing price of the Company's stock was $13.62, so the remeasurement of this grant resulted in no additional compensation expense.

Mr. Simon was granted 300,000 options dated July 30, 2004 at the exercise price of $16.53. The Independent Directors' review determined that this grant was considered and approved by the Compensation Committee on August 5, 2004, and that a unanimous written consent was executed by the members of the Committee between August 17, 2004 and August 26, 2004. August 5, 2004 has been used as the revised measurement date for this grant. Because the closing price of the Company's stock on August 5, 2004 was $16.01, lower than the grant's exercise price of $16.53, the Company has incurred no additional compensation expense for this grant.

Two option grants to Mr. Ira Lamel, the Company's current Chief Financial Officer, have been given revised measurement dates as a result of the Independent Directors' review. The Independent Directors' review found that a grant to Mr. Lamel of 75,000 options on August 13, 2002 at the price of $12.13 was not supported by contemporaneous documentary evidence. Because the grant was disclosed in the Company's proxy statement filed on October 15, 2002, Mr. Lamel's grant has been assigned a revised measurement date of October 15, 2002 at the price of $14.80. Mr. Lamel also received a grant of 100,000 shares priced at $11.84 per share on February 4, 2003, which was the closing price of the Company's stock on February 3, 2003. Because Mr. Lamel's grant was approved on February 4, 2003 that grant has been remeasured using the closing price at that date, which was $12.39.

Grants to Outside Directors

For most of the Company's history stock option awards were the only compensation provided to outside directors, apart from expense reimbursement. The directors' plans provided for automatic grants to outside directors on their date of first election to the Board and on the date of the annual shareholder meeting, and also authorized the Board to make additional discretionary grants. The Chief Executive Officer appears to have been of the view that he had the authority to make discretionary grants to directors himself, but the Independent Directors' review found no documentary evidence of such authority having been delegated to him by the Board. Accordingly, discretionary grants to outside directors have been measured on the date of approval of the grant by the Board of Directors, or on the date of the earliest other documentary evidence that the grant was fixed and final. Because under both the 1996 Directors Plan and the 2000 Directors Plan newly elected and re-elected directors were entitled to an automatic grant of options to purchase a certain numbers of shares on the date of the Annual Meeting of Shareholders, the number of non-discretionary shares provided under the Plans was considered by management to have been appropriately dated and priced on the date of the annual meeting even if the option documents were actually issued at a later date.

The Independent Directors' review found that each of the Company's outside directors received a grant of 15,000 options dated February 12, 2002, which was a quarterly low in the price of the Company's stock. Board minutes for a meeting held on April 2, 2002 stated that the Board had approved grants of 15,000 options to each non-employee director "as of February 12, 2002." Because the April 2002 minutes of the Board of Directors accurately reflected the date of the option granting activity, the Independent Directors' review concluded that there was no intent to mislead on the part of the recipient directors. Those option grants have been remeasured to April 2, 2002.

Two outside directors received grants of 10,000 options dated August 13, 2002, which was an annual low in the Company's stock price. Although the Independent Directors' review found evidence that the Chief Executive Officer may have considered a grant to at least one of those directors on that date, and that the Chief Executive Officer was of the view that he could make such discretionary grants on his own authority, the Independent Directors concluded that the Chief Executive Officer was not so authorized. Accordingly, those two discretionary grants to directors have been remeasured to October 8, 2002, when the grants were considered and approved by the full Board.

All of the Company's outside directors received option grants dated February 26, 2004, which was the date of the first Board meeting in which four new directors participated. The Independent Directors' review found that 7,500 of the options granted to the already-appointed directors on that date should have been granted automatically under the 2000 Directors Stock Option Plan on the date of the previous annual shareholders meeting, December 4, 2003. The Independent Directors' review further found that grants of 15,000 options to each of the four new directors should have been automatic upon their appointment to the Board in a telephonic meeting on January 30, 2004. Accordingly, the portion of each grant that should have been final at an earlier date, either December 4, 2003 or January 30, 2004, has been accounted for with variable accounting beginning on February 26, 2004, reflecting management's view that those portions of the grants were effectively repriced on that date. The remaining portions of those grants have not been remeasured.

In addition, four other stock option grants to the directors were assigned revised measurement dates, resulting in a total additional compensation expense of approximately $94,000. A grant dated December 5, 1995 was assigned a revised measurement date without accounting consequence, because the grant was conditioned on shareholder approval of the 1996 directors' plan during the annual meeting in 1996 and on the date of approval the price of the Company's stock was lower than the grant price. Grants to the directors dated December 5, 2000 and December 11, 2001 were assigned revised measurement dates without accounting consequence, because part of each grant was an automatic annual grant to which the directors were entitled upon their re-election at the annual shareholders meeting, under the 1996 and 2000 directors' plans, and the remainder was a discretionary grant for which direct contemporaneous documentation of finalization could not be located. The share prices on the revised measurement dates for these grants were lower than the grant prices and accordingly have no accounting consequence. Lastly, the independent directors found that a stock option grant to the directors dated April 12, 2005 was a repricing of the automatic annual grant to which the directors had been entitled on their re-election at the annual shareholders meeting in December of 2004. This last grant resulted in a variable accounting charge of approximately $94,000 in the fourth quarter of fiscal year 2005.

Revision of Measurement Dates as a Result of the Review

As a result of the deficiencies, the Independent Directors recommended, among other things, that the Company revise the accounting measurement dates for 48 dates (from among the 125 dates on which options grants were made in the Company's history) where the market price of the Company's stock on the revised dates was higher than on the measurement dates previously used by the Company. A number of these revised measurement dates impacted stock option grants made to senior management and directors of the Company. To determine the revised measurement dates for these options, we applied the guidance in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," which deems the measurement date as the first date on which all of the following are known: (1) the individual employee who is entitled to receive the option grant; (2) the number of options that an individual employee is entitled to receive; and (3) the option's exercise price. In addition, the measurement date cannot be earlier than the date on which the grant is approved. We applied judgment in determining whether to revise measurement dates for prior option grants. In addition, if we determined that a measurement date needed to be revised, judgment was applied in determining the appropriate revised measurement date. In instances where we determined we could not rely on the original grant date for an option, we determined revised measurement dates based on our ability to establish or confirm, in our reasonable judgment, whether through other documentation or credible circumstantial information, that all requirements for the proper granting of the option had been satisfied under applicable accounting principles.

The Company previously accounted for its stock option grants as fixed grants under APB Opinion No. 25 and its related Interpretations, using a measurement date of the recorded grant date, through its fiscal year ended June 30, 2005, after which the Company adopted SFAS No. 123(R). For all grants issued with an exercise price equal to the fair market value of our common stock on the recorded grant date or closing price on the day preceeding when the grant was approved,[2] we originally recorded no stock-based compensation expense and provided the required pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, a non-cash, stock-based compensation expense was required to be recognized for any option for which the exercise price was below the fair market value on the actual grant date. This expense should have been amortized over the vesting period of the option. We also determined that variable accounting treatment was required under APB Opinion No. 25 for certain stock option grants for which evidence indicated that the original exercise price of the option was subsequently modified. The application of variable accounting to stock option grants requires the remeasurement of the intrinsic value of the options be reported as compensation expense in the consolidated statements of income at the end of each reporting period until the options are exercised, canceled or expire.

The Company has determined that, based on the revised measurement dates, the pre-tax, non-cash charges for stock-based compensation expense aggregated $20.5 million (before the reversal of the 2005 stock option vesting acceleration charge of $3.6 million) over the approximate twelve-year fiscal period from 1994 through 2005.

The Company also evaluated the impact of the restatement on its income tax provisions. In the United States the Company is able to claim a tax deduction relative to certain exercised stock options. As a result, the Company has recorded a deferred tax asset, totaling $2.6 million at June 30, 2007, to reflect future tax deductions to the extent the Company believes such deferred tax assets to be recoverable.

[2] As noted above, the Independent Directors found that the Company's practice on pricing of option grants was inconsistent – at times the Company used the closing price of the Company's stock the day before approval, and at other times the closing price on the day of approval. In its restatement the Company has adjusted options pricing to uniformly use the closing price on the day of the approval of the options as the preferable pricing method.

The income statement impact of the restatement is as follows:

Years ended June 30,	2006	2005	Cumulative effect at July 1, 2004
Net income as previously reported	$37,067	$21,870	
Additional compensation expense resulting from incorrect measurement dates for stock option grants		(1,201)	($19,257)
Reversal of acceleration charge (1)		3,581	
Other matters related to stock-based compensation	(417)	(27)	(956)
Tax related effects	(283)	(162)	7,020
Total cumulative effect adjustment at July 1, 2004			($13,193)
Net income, as restated	$36,367	$24,061	

(1) The Company reversed substantially all of the charge previously recorded in connection with the acceleration of vesting of stock options in June 2005 due to the misapplication of the relevant accounting rules made at the time of the acceleration. At the time of the acceleration, the Company recognized additional compensation expense of $3.7 million, representing the intrinsic value of all accelerated options. The additional charge should have been limited to options held only by those individuals who were expected to benefit from the acceleration.

The cumulative effect of the restatements through June 30, 2004 increased additional paid-in capital by $16.7 million from $391.9 million to $408.6 million, decreased non-current deferred tax liabilities by $4.2 million from $14.8 million to $10.6 million, decreased retained earnings by $13.2 million from $106.1 million to $92.9 million, and increased current liabilities by $0.7 million from $68.4 million to $69.1 million. Total stockholders' equity increased by $3.5 million from $496.8 million to $500.2 million.

Impact of Internal Revenue Code

As a result of the determination that certain grants were issued in prior periods with exercise prices below the fair market value of our stock on the actual grant date, we have evaluated the potential tax consequences under various sections of the Internal Revenue Code (IRC).

As part of this restatement, we determined that certain grants which had incorrect measurement dates for accounting purposes, had originally been issued as incentive stock options, or ISO's, but no longer qualified for ISO tax treatment. The resulting conversion of these options to non-qualified stock options exposes us to additional withholding taxes and penalties for failure to withhold taxes on the exercise of those options. We recorded a liability for payroll taxes in the event such grants would not be treated as ISO's. These adjustments are included in the total of other related costs noted above.

Under IRC Section 409A, for stock options vesting after December 31, 2004 ("409A Affected Options") the employee must report taxable income prior to the exercise date if the option was granted with an exercise price below the fair market value of the stock on the actual date of grant. In addition, the option holder is subject to a penalty tax under IRC Section 409A (and, as applicable, similar penalty taxes under state tax laws). The Company recognizes that numerous employees who were not involved in the stock option granting process received misdated options that may subject the employee to certain taxes and penalties under Section 409A of the tax code. As a result, the Board of Directors is considering various remedial actions available to alleviate this tax burden for non-Section 16 employees which, if adopted, would cause the Company to incur a charge to earnings in the range of $1.2 million to $1.5 million. Any action the Company takes with respect to Section 409A taxes and penalties will be subject to approval by its Board of Directors.

Effects of the Restatement Adjustments

The following table presents the effects of the restatement adjustments upon the Company's previously reported consolidated statements of operations for the fiscal years ended June 30, 2006 and 2005 (in thousands, except per share data):

	Year ended June 30, 2006			Year ended June 30, 2005		
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Net sales	$738,557	—	$738,557	$619,967	—	$619,967
Cost of sales	525,205	—	525,205	449,010	—	449,010
Gross profit	213,352	—	213,352	170,957	—	170,957
Selling, general and administrative expenses	147,878	$ 417	148,295	132,769	$(2,353)	130,416
Operating income	65,474	(417)	65,057	38,188	2,353	40,541
Interest and other expense, net	5,911	—	5,911	3,677	—	3,677
Income before income taxes	59,563	(417)	59,146	34,511	2,353	36,864
Provision for income taxes	22,496	283	22,779	12,641	162	12,803
Net income	$ 37,067	$ (700)	$ 36,367	$ 21,870	$ 2,191	$ 24,061
Net income per share:						
Basic	$ 0.98	$(0.01)	$ 0.97	$ 0.60	$ 0.06	$ 0.66
Diluted	$ 0.95	$(0.02)	$ 0.93	$ 0.59	$ 0.06	$ 0.65
Weighted average shares outstanding:						
Basic	37,643	—	37,643	36,407	—	36,407
Diluted	38,912	—	38,912	37,153	—	37,153

The following table presents the effects of the stock-based compensation, related tax impact and other adjustments upon the Company's previously reported consolidated balance sheet as of June 30, 2006 (in thousands):

	As Originally Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 48,875	—	$ 48,875
Accounts receivable, net	80,764	—	80,764
Inventories	105,883	—	105,883
Deferred income taxes	2,986	—	2,986
Prepaid expenses and other current assets	21,968	—	21,968
Total current assets	260,476	—	260,476
Property, plant and equipment, net	119,830	—	119,830
Goodwill	421,002	—	421,002
Trademarks and other intangible assets	61,626	—	61,626
Other assets	14,750	—	14,750
Total assets	$877,684	—	$877,684
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 55,341	—	$ 55,341
Accrued expenses and other current liabilities	26,553	$ 308	26,861
Income taxes payable	3,083	1,193	4,276
Current portion of long-term debt	1,065	—	1,065
Total current liabilities	86,042	1,501	87,543
Long-term debt, less current portion	151,229	—	151,229
Deferred income taxes	19,086	(3,192)	15,894
Total liabilities	256,357	(1,691)	254,666
Minority interest	4,926	—	4,926
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	396	—	396
Additional paid-in capital	446,319	13,393	459,712
Retained earnings	165,034	(11,702)	153,332
Foreign currency translation adjustment	17,397	—	17,397
	629,146	1,691	630,837
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	616,401	1,691	618,092
Total liabilities and stockholders' equity	$877,684	—	$877,684

The following tables present the effects of the stock-based compensation and related tax adjustments upon the Company's previously reported consolidated statements of cash flows for the fiscal years ended June 30, 2006 and 2005:

	Year ended June 30, 2006			Year ended June 30, 2005		
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$ 37,067	$ (700)	$ 36,367	$21,870	$2,191	$24,061
Adjustments to reconcile net income to net cash provided by operating activities:						
SKU Rationalization charges	907	—	907	12,142	—	12,142
Depreciation and amortization	12,549	—	12,549	13,838	—	13,838
Deferred income taxes	5,048		5,048	(644)	147	(497)
Tax benefit from share-based compensation	—	2,269	2,269	827	—	827
Excess tax benefit from share-based compensation	—	(647)	(647)	—	—	—
Other non-cash items, net	268	—	268	68	—	68
Non-cash compensation	4,213	—	4,213	4,650	(2,380)	2,270
Increase (decrease) in cash attributable to changes in operating assets and liabilities, net of amounts applicable to acquired brands:						
Accounts receivable	(12,418)	—	(12,418)	2,577	—	2,577
Inventories	(9,841)	—	(9,841)	496	—	496
Other current assets	(2,311)	—	(2,311)	(6,977)	—	(6,977)
Other assets	769	—	769	(5,936)	—	(5,936)
Accounts payable and accrued expenses	10,015	417	10,432	(4,015)	27	(3,988)
Income taxes, net	6,278	283	6,561	(3,923)	15	(3,908)
Net cash provided by operating activities	52,544	1,622	54,166	34,973	—	34,973
CASH FLOWS FROM INVESTING ACTIVITIES						
Acquisitions of brands, net of cash acquired	(84,480)	—	(84,480)	(11,098)	—	(11,098)
Purchases of property and equipment	(14,479)	—	(14,479)	(9,890)	—	(9,890)
Equity investments	(1,600)	—	(1,600)	—	—	—
Net cash used in investing activities	(100,559)	—	(100,559)	(20,988)	—	(20,988)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from senior notes	150,000	—	150,000	—	—	—
Proceeds (payments) from bank revolving credit facility, net	(89,700)	—	(89,700)	(9,500)	—	(9,500)
Repayments of other long-term debt, net	(3,854)	—	(3,854)	(6,962)	—	(6,962)
Costs in connection with bank financing	(1,201)	—	(1,201)	(34)	—	(34)
Purchase of treasury stock	—	—	—	(3,460)	—	(3,460)
Proceeds from exercise of options and warrants, net of related expenses	15,104	—	15,104	5,241	—	5,241
Excess tax benefits from share-based compensation	2,269	(1,622)	647	—	—	—
Net cash provided by (used in) financing activities	72,618	(1,622)	70,996	(14,715)	—	(14,715)
Effect of exchange rate changes on cash	133	—	133	(2,620)	—	(2,620)
Net increase (decrease) in cash and cash equivalents	24,736	—	24,736	(3,350)	—	(3,350)
Cash and cash equivalents at beginning of year	24,139	—	24,139	27,489	—	27,489
Cash and cash equivalents at end of year	$ 48,875	—	$ 48,875	$24,139	—	$24,139

The Company has restated the pro forma information required under SFAS Statement No. 123 in Note 14 to the consolidated financial statements of this annual report to reflect the impact of these adjustments for the year ended June 30, 2005. The impact of the restatement on the pro forma information is as follows:

Year ended June 30, 2005	As originally reported	Adjustments	As restated
Net income, as reported	$21,870	$ 2,191	$24,061
Non-cash compensation charge net of related tax effects	3,759	(2,233)	1,526
Stock-based employee compensation expense determined under fair value method, net of related tax effects	(8,886)	52	(8,834)
Pro forma net income	$16,743	$ 10	$16,753
Basic net income per common share:			
As reported	$ 0.60		$ 0.66
Pro forma	$ 0.46		$ 0.46
Diluted net income per common share:			
As reported	$ 0.59		$ 0.65
Pro forma	$ 0.45		$ 0.45

4. EARNINGS PER SHARE

We report basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per share excludes the dilutive effects of options and warrants. Diluted earnings per share includes only the dilutive effects of common stock equivalents such as stock options and warrants.

The following table sets forth the computation of basic and diluted earnings per share pursuant to SFAS No. 128.

	2007	2006 (As restated)	2005 (As restated)
Numerator:			
Net income	$47,482	$36,367	$24,061
Denominator (in thousands):			
Denominator for basic earnings per share – weighted average shares outstanding during the period	39,315	37,643	36,407
Effect of dilutive securities:			
Stock options and awards	1,793	1,269	745
Warrants	—	—	1
	1,793	1,269	746
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	41,108	38,912	37,153
Basic net income per share	$ 1.21	$ 0.97	$ 0.66
Diluted net income per share	$ 1.16	$ 0.93	$ 0.65

Options totaling 491,000 in 2007, 2,131,000 in 2006 and 3,119,000 in 2005 were excluded from our earnings per share computations as their effects would have been anti-dilutive.

5. STOCK KEEPING UNIT RATIONALIZATION

During 2005, we evaluated the portfolio of stock keeping units ("SKUs") we maintained on our active list of products sold to our customers, and determined that there were numerous underperforming SKUs that should be eliminated based on their low volume of sales or insufficient margins due to disproportionate manufacturing and other costs. As a result, cost of sales for 2005 includes a charge for approximately $9.0 million of ingredient and finished goods inventories, including the costs of disposal, for SKUs eliminated, and selling, general and administrative expenses includes a charge for approximately $3.1 million for the write-off of deferred packaging design and other costs related to these SKUs. While the SKU rationalization impacted products across virtually all of our brands, approximately 20% of the charges were related to the discontinuance of our CarbFit line of low-carbohydrate products. The SKU rationalization program was completed in June 2006, at which time a further charge to cost of sales was required amounting to $0.9 million.

6. ACQUISITIONS AND DISPOSAL

We account for acquisitions using the purchase method of accounting, and accordingly, the results of operations for each acquisition have been included in our consolidated results from their respective acquisition dates.

Fiscal 2007

On June 8, 2007, we acquired the tofu and meat-alternative business of WhiteWave Foods Company, a subsidiary of Dean Foods Company. The product line includes baked and grilled tofu, seitan, tempeh and other traditional tofu items which are sold under the TofuTown® and WhiteWave® (under a 12-month license) brand names. The acquisition complements our existing Yves Veggie Cuisine® product line, strengthening and expanding our fresh, meat-free alternative product offerings. The total consideration paid was approximately $2.1 million, including transaction costs.

On January 11, 2007, we acquired Avalon Natural Products, Inc. ("Avalon"), a leader in the natural products category in the areas of skin care, hair care, bath and body and sun care, for approximately $126.1 million in cash, including transaction costs. We believe that the addition of the Avalon Organics®, Alba Botanica® and Alba Organics™ brands provides us with a stronger, broader product portfolio in the natural and organic personal care products category. The acquisition was funded with available cash balances and borrowings under our Credit Facility (see Note 11). The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on our preliminary purchase price allocation, we recorded goodwill (which is not deductible for tax purposes) of $119.4 million at June 30, 2007 in connection with this acquisition. Management is currently developing integration plans which may result in additional costs which will be accrued as a liability in conjunction with recording the purchase of Avalon and which will result in an increase to goodwill. The following table summarizes the preliminary allocation of the purchase price to the fair values of the assets acquired and liabilities assumed of Avalon as of the date of acquisition:

Current assets	$ 15,377
Property and equipment	471
Goodwill	119,438
Other assets	412
Total assets	135,698
Current liabilities	(9,555)
Total preliminary purchase price allocation	$126,143

On December 8, 2006, we acquired the business and certain assets of Haldane Foods Limited, a United Kingdom-based producer of meat-free food and non-dairy beverage products. Haldane's product lines include Realeat® frozen foods; Granose®, Direct Foods and Realeat® dry mixes; and Granose® non-dairy beverages. The Haldane frozen meat-free business is a complementary fit with the Linda McCartney® brand, acquired last fiscal year. The total consideration paid was approximately $10.1 million, including transaction costs. As a result of the initial purchase price allocation, we recorded goodwill of $2.5 million (which is deductible for tax purposes) at June 30, 2007 in connection with this acquisition. In conjunction with the acquisition of the Haldane business and during 2007, the Company identified opportunities to integrate the frozen meat-free foods business into its existing Fakenham, United Kingdom facility. Subsequent to the acquisition, the Company approved integration actions relating to the acquired business in the amount of $1.1 million, which were recorded as costs of the acquisition. These actions principally reflect severance costs associated with production and administrative functions of the acquired business as well as the cost of lease and other contractual obligations for which no future benefit will be realized. During fiscal 2007, we utilized $0.2 million of this reserve. The purchase of the Haldane business did not have a material impact on our consolidated financial position or results of operations.

The purchase price allocations for these acquisitions are preliminary and may be revised as additional information becomes available. Any change in the fair value of the net assets acquired will change the amount of the purchase price allocable to goodwill. The balance sheet at June 30, 2007 includes the assets acquired and liabilities assumed valued on a preliminary basis at fair market value at the dates of purchase. We are in the process of performing the procedures required to finalize the purchase price allocation for the above fiscal 2007 acquisitions; however, these procedures are in the early stages and are expected to be completed during fiscal 2008. Any required adjustments to the preliminary purchase price will be recorded in the period finalized.

On August 31, 2006, we completed the sale of Biomarché, our Belgium-based provider of fresh organic fruits and vegetables, to Pro Natura, a French company specializing in the distribution of organic produce. Biomarché generated approximately $18.0 million in sales for the fiscal year ended June 30, 2006. Total consideration received was €6.5 million (approximately $8.3 million). We also earned a contingent additional payment of approximately €0.7 million ($0.9 million) based on sales achieved for the year ended June 30, 2007. We recognized a pretax gain of $3.4 million, net of a $3.3 million charge for allocated goodwill ($1.2 million after tax) in connection with the sale, which is included in "Interest and other expenses, net" in the accompanying consolidated statement of income. The results of operations and cash flows for Biomarché for the two months ended August 31, 2006, which were not material, are included in the consolidated statements of income and of cash flows, respectively.

Fiscal 2006

On June 12, 2006, we acquired the Linda McCartney® brand (under license) of frozen meat-free business from the H.J. Heinz Company, including its manufacturing facility based in Fakenham, England. A leader in the meat-free category with its range of sausages, ready meals, and pastry products, the Linda McCartney brand is recognized for its vegetarian credentials while providing healthy and tasty meal solutions. Total consideration paid was approximately $6.6 million including transaction costs. We utilized independent valuation firms to assist in estimating the fair value of the acquired fixed and identifiable intangible assets. No goodwill resulted from this transaction since assets acquired exceeded consideration paid. The excess of the net assets acquired over the purchase price of approximately $13.1 million was allocated as a reduction of fixed and intangible assets.

On April 30, 2006, we acquired the fresh prepared foods business based in Luton, England, from the H.J. Heinz Company. Total consideration paid was approximately $2.7 million including transaction costs. We utilized independent valuation firms to assist in estimating the fair value of the acquired fixed and identifiable intangible assets. No goodwill resulted from this transaction since assets acquired exceeded consideration paid. The excess of net assets acquired over the purchase price of approximately $8.5 million was allocated as a reduction of fixed and intangible assets.

On March 3, 2006, we acquired the business and assets of Para Laboratories, Inc., including the Queen Helene®, Batherapy®, Shower Therapy® and Footherapy® brands of skin care, hair care, and body care products, which are sold through drug stores, supermarkets and mass retailers. The total consideration paid was approximately $25.1 million in cash, $2.5 million in stock, plus the assumption of certain liabilities. The purchase price excludes contingency payments we may be obligated to pay. The contingency payments are based on the achievement by the acquired business of certain financial targets over an approximate two-year period following the date of acquisition. Such payments, which could total $3.0 million, will be charged to goodwill if and when paid. No such contingency payments have been made since the acquisition. The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The Company has assigned

$10.3 million to identifiable intangible assets, predominantly trade names which are not being amortized. The excess of the purchase price over the estimated fair value of net assets acquired was $13.9 million and was recorded as goodwill, which is deductible for tax purposes.

On December 16, 2005, we acquired Spectrum Organic Products, Inc. Spectrum is a California-based leading manufacturer and marketer of natural and organic culinary oils, vinegars, condiments and butter substitutes under the Spectrum Naturals® brand and nutritional supplements under the Spectrum Essentials® brand. Spectrum's products are sold mainly through natural food retailers. Spectrum shareholders received $0.7035 per share, consisting of $0.3485 per share in cash and $0.355 per share in Hain shares, valuing the Hain shares at $19.80 per share as provided in the merger agreement. We issued approximately 900,000 shares in connection with this acquisition. The total consideration paid was approximately $29.3 million in cash, $17.4 million in stock plus the assumption of certain liabilities. The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The Company has assigned $18.3 million to identifiable intangible assets, predominantly trade names which are not being amortized. The excess of the purchase price over the estimated fair value of net assets acquired was $16.5 million and was recorded as goodwill, which is not deductible for tax purposes.

On July 1, 2005, we acquired the assets of College Hill Poultry of Fredericksburg, PA through Hain Pure Protein Corporation, which is a joint venture with Pegasus Capital Advisors, LP, a private equity firm. We control 50.1% of the joint venture. Hain Pure Protein's brand of natural and organic antibiotic-free chickens are raised on family farms and grain-fed without antibiotics or animal by-products. FreeBird™ customers include supernaturals and conventional supermarkets, natural food stores and foodservice outlets. The purchase price consisted of approximately $4.7 million in cash as well as the assumption of certain liabilities. The acquisition of the Hain Pure Protein business did not have a material impact on our consolidated financial position or results of operations.

Fiscal 2005

On April 4, 2005, we acquired 100% of the stock of privately held Zia Cosmetics, Inc., including the Zia® Natural Skincare brand, a leader in therapeutic products for healthy, beautiful skin sold mainly through natural food retailers. The purchase price consisted of approximately $10 million in cash as well as the assumption of certain liabilities. The purchase agreement included a provision for contingency payments based on the achievement by Zia of certain financial targets over an approximate two-year period following the date of acquisition. No contingency payments were required. The acquisition of Zia did not have material impact on the Company's consolidated financial position or results of operations.

The following table presents unaudited pro forma information about sales and net income had the operations of the above described acquisitions been combined with our business as of the first day of the periods shown. This information has not been adjusted to reflect any changes in the operations of these businesses and brands subsequent to their acquisition by us. Changes in operations of these acquired businesses and brands include, but are not limited to, discontinuation of products (including discontinuation resulting from the integration of acquired and existing brands with similar products, and discontinuation of sales of private label products), changes in trade practices, application of our credit policies, changes in manufacturing processes or locations, changes in marketing and advertising programs and integration of systems and personnel. Had any of these changes been implemented by the former management of the businesses acquired prior to acquisition by us, the sales and net income information might have been materially different than the actual results achieved and from the pro forma information provided below. Further, the pro forma sales and net income information for the prior periods has not been adjusted to reflect, among other things, brands which have been disposed of or licensed to others, reductions in sales due to losses of customers upon acquisition of businesses by us due to change in pricing policies and practices, discontinuation by us of co-pack arrangements for certain products after acquisition by us, or items no longer sold by us as the result of the 2005 SKU rationalization program (sales of rationalized SKUs continued throughout fiscal 2006 and 2007). As a result, sales as presented for the prior periods appear higher than what would have been presented had these adjustments been reflected.

	2007	2006 (As restated)	2005 (As restated)
Net sales	$934,365	$925,932	$837,233
Net income	$ 46,647	$ 37,238	$ 27,080
Earnings per share:			
Basic	$ 1.19	$ 0.98	$ 0.72
Diluted	$ 1.13	$ 0.95	$ 0.71
Weighted average shares:			
Basic	39,315	38,125	37,405
Diluted	41,108	39,394	38,151

In management's opinion, these unaudited pro forma results of operations are not intended to represent or to be indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the periods presented or of future operations of the combined companies under our management.

7. INVENTORIES

Inventories consist of the following at June 30:

	2007	2006
Finished goods	$ 72,149	$ 64,771
Raw materials, work-in-process and packaging	56,913	41,112
	$129,062	$105,883

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at June 30:

	2007	2006
Land	$ 8,688	$ 10,958
Buildings and improvements	36,243	38,483
Machinery and equipment	123,278	113,958
Furniture and fixtures	6,554	6,107
Leasehold improvements	1,751	3,120
Construction in progress	1,190	2,257
	177,704	174,883
Less:		
Accumulated depreciation and amortization	62,803	55,053
	$114,901	$119,830

Assets held under capital leases, which are included within machinery and equipment at June 30, 2007 and 2006, are not material.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and indefinite-life intangible assets must be tested for impairment at least annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." We perform our annual test for impairment during the fourth quarter of our fiscal year. We have evaluated the fair value of our goodwill and indefinite-life intangible assets and, based on such evaluations, no impairment existed through June 30, 2007. Amounts assigned to indefinite-life intangible assets primarily represent the values of trademarks.

Changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006 were as follows:

	2007	2006
Balance at beginning of year	$421,002	$350,833
Additions	122,031	67,258
Sale of Biomarché	(3,350)	—
Reallocations to intangible assets	(28,453)	—
Translation and other adjustments, net	(1,894)	2,911
Balance at end of year	$509,336	$421,002

During the year ended June 30, 2007, based on the results of independent appraisals, we reallocated approximately $10.6 million preliminarily allocated to goodwill related to the acquisition of the business and assets of Para Laboratories, Inc., and approximately $17.0 million preliminarily allocated to goodwill related to the acquisition of Spectrum Organic Products, Inc., to other intangibles, predominantly non-amortized trademarks. Included in translation and other adjustments are the impacts of changes in foreign currency exchange rates on goodwill, adjustments of certain purchase accounting liabilities, the realization of certain tax positions and adjustments to our estimates of fair value of net assets acquired.

We are continuing to evaluate the initial purchase price allocations of certain other acquisitions and will adjust the allocations as additional information relative to the fair values of the assets and liabilities of the acquired businesses becomes known. Accordingly, management has used its best estimate in the initial purchase price allocation for these acquisitions as of the date of these financial statements.

At June 30, 2007, included in trademarks and other intangible assets on the balance sheet, are approximately $8.2 million of intangible assets deemed to have a finite life which are being amortized over their estimated useful lives. The following table reflects the components of trademarks and other intangible assets:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Other intangibles	$ 8,205	$3,365	$ 3,987	$2,763
Non-amortized intangible assets:				
Trademarks	98,173	6,671	67,055	6,653

Amortization of intangible assets with finite lives amounted $2.0 million in fiscal 2007, $0.6 million in 2006 and $0.6 million in 2005. The weighted average amortization period of amortized intangible assets is 10.1 years. The expected aggregate amortization expense in each of the next five fiscal years is $1.0 million in 2008, $0.8 million in 2009, $0.6 million in 2010, $0.4 million in 2011 and $0.2 million in 2012.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	2007	2006
Payroll and employee benefits	$ 6,671	$ 5,755
Advertising and trade promotions	13,164	2,093
Other	22,113	19,013
	$41,948	$26,861

11. LONG-TERM DEBT AND CREDIT FACILITY

Long-term debt at June 30 consists of the following:

	2007	2006
Senior Notes	$150,000	$150,000
Senior Revolving Credit Facilities payable to banks	65,000	—
Capitalized equipment leases and other debt instruments	1,012	2,294
	216,012	152,294
Current Portion	566	1,065
	$215,446	$151,229

On May 2, 2006, we issued $150 million in aggregate principal amount of senior notes due May 2, 2016 in a private placement. Proceeds from the senior notes were used to repay outstanding borrowings of $131.7 million under the Company's previous revolving credit facility. The notes bear interest at 5.98%, payable semi-annually on November 2 and May 2. Also on May 2, 2006, we entered into a new Amended and Restated Credit Agreement, providing us with a $250 million revolving credit facility (the "Credit Facility") expiring in May 2011. The Credit Facility provides for an uncommitted $100 million accordion feature, under which the facility may be increased to $350 million. The Credit Facility and the notes are guaranteed by substantially all of our current and future direct and indirect domestic subsidiaries. Loans under the Credit Facility bear interest at a base rate (greater of the applicable prime rate or Federal Funds Rate plus an applicable margin) or, at our option, the reserve adjusted LIBOR rate plus an applicable margin. The Credit Facility provides for reductions in the applicable margin as compared to the Credit Facility prior to its amendment and restatement. As of June 30, 2007 and 2006, $150.0 million of the senior notes was outstanding at an interest rate of 5.98%. As of June 30, 2007, there were $65.0 million of borrowings outstanding under the Credit Facility. There were no borrowings outstanding under the Credit Facility as of June 30, 2006. We are required by the terms of the Credit Facility and the senior notes to comply with customary affirmative and negative covenants for facilities and notes of this nature. We were not in compliance with the financial reporting requirements regarding timely delivery of our financial statements under the credit agreement and the senior notes for the periods ended June 30, 2007 and September 30, 2007. The lenders under the Credit Facility and the holders of our senior notes have agreed to extend the due dates for delivery of the financial statements for the periods noted above until January 31, 2008.

Our other debt instruments aggregate $1.0 million and include obligations under capitalized leases for machinery and equipment and a note payable of $0.5 million due by our European operations to one of the banks that is a participant in our Credit Facility.

Maturities of all debt instruments at June 30, 2007, are as follows:

2008	$ 566
2009	22
2010	31
2011	65,393
2012	—
Thereafter	150,000
	$216,012

Interest paid (which approximates the related expense) during the years ended June 30, 2007, 2006 and 2005 amounted to $11.1 million, $5.6 million and $3.9 million, respectively.

12. INCOME TAXES

The components of income before income taxes for the years ended June 30, 2007, 2006 and 2005 are as follows:

	2007	2006 (As restated)	2005 (As restated)
Domestic	$52,721	$45,890	$29,096
Foreign	24,371	13,256	7,768
Total	$77,092	$59,146	$36,864

The provision for income taxes for the years ended June 30, 2007, 2006 and 2005 is presented below.

	2007	2006 (As restated)	2005 (As restated)
Current:			
Federal	$ 9,852	$ 9,540	$ 8,805
State	2,160	1,806	1,841
Foreign	6,721	4,666	2,639
	18,733	16,012	13,285
Deferred:			
Federal and state	9,535	6,767	(482)
Foreign	1,342	—	—
	10,877	6,767	(482)
Total	$29,610	$22,779	$12,803

The federal and state income tax provisions do not reflect tax savings resulting from deductions associated with our stock option plans. The current tax benefit realized upon the exercise of stock options charged to additional paid in capital amounted to $3.0 million in 2007, $1.7 million in 2006 and $0.5 million in 2005.

Income taxes paid during the years ended June 30, 2007, 2006 and 2005 amounted to $20.6 million, $8.0 million and $14.6 million.

Reconciliations of expected income taxes at the U.S. federal statutory rate to the Company's provision for income taxes for the years ended June 30 are as follows:

	2007	%	2006 (As restated)	%	2005 (As restated)	%
Expected U.S. federal income tax at statutory rate	$26,982	35.0%	$20,701	35.0%	$12,903	35.0%
State income taxes, net of federal benefit	2,185	2.8	1,949	3.3	997	2.7
Stock options					619	1.7
Foreign income at different rates	16	0.0	115	0.2	160	0.4
Non-deductible goodwill written off on disposal	1,173	1.5				
Other	(746)	(0.9)	14	(0.0)	(1,876)	(5.1)
Provision for income taxes	$29,610	38.4%	$22,779	38.5%	$12,803	34.7%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of our deferred tax assets (liabilities) as of June 30 are as follows:

	2007	2006 (As restated)
Current deferred tax assets:		
Basis difference on inventory	$ 2,695	$ 2,074
Allowance for doubtful accounts	548	387
Net operating loss carryforwards	—	191
Reserves not currently deductible	4,826	334
Current deferred tax assets	8,069	2,986
Noncurrent deferred tax liabilities:		
Difference in amortization	(18,966)	(15,821)
Basis difference on property and equipment	(11,782)	(7,689)
Noncurrent deferred tax assets:		
Net operating loss and tax credit carryforwards	7,140	5,228
Stock options as compensation	3,470	4,758
Other	196	—
Valuation allowances	(2,290)	(2,370)
Noncurrent deferred tax liabilities, net	(22,232)	(15,894)
	$(14,163)	$(12,908)

We have U.S. tax credit carryforwards of $1.7 million at June 30, 2007 with various expiration dates through 2016. We have U.S. federal tax net operating losses available for carryforward at June 30, 2007 of $9.1 million that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2022. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. The Company and various subsidiaries have state tax net operating loss carryforwards of $8.2 million at June 30, 2007 with varying expiration dates. We also have foreign net operating losses of approximately $4.9 million which are available to reduce future income tax payments in Germany and Belgium. Of the $7.1 million deferred tax asset for credit and net operating loss carryforwards at June 30, 2007, the Company considers it unlikely that a portion of these tax benefits will be realized; a $2.3 million valuation allowance has been established against these respective deferred tax assets.

As of June 30, 2007, the Company had approximately $32 million of undistributed earnings of foreign subsidiaries for which taxes have not been provided as the Company has invested or expects to invest these undistributed earnings indefinitely. If in the future these earnings are repatriated to the U.S., or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that might be payable if some or all of such earnings were to be remitted.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments and believes it has adequately accrued for exposures for tax liabilities resulting from future tax audits. To the extent the Company would be required to pay amounts in excess of reserves or prevail on matters for which accruals have been established, the Company's effective tax rate in a given period may be materially impacted. The Company's federal income tax returns for fiscal years 2004 and 2005 are currently being audited by the Internal Revenue Service. Although proposed adjustments have not been received for these years and the outcome of in-progress tax audits is always uncertain, management believes the ultimate outcome of the audit will not have a material impact on the Company's consolidated financial statements.

13. STOCKHOLDERS' EQUITY

Preferred Stock

We are authorized to issue "blank check" preferred stock (up to 5 million shares) with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting, or other rights which could decrease the amount of earnings and assets available for distribution to holders of our Common Stock. At June 30, 2007 and 2006, no preferred stock was issued or outstanding.

Warrants

In connection with an acquisition in 1997, we issued warrants to Argosy Investment Corp. ("Argosy") to acquire 100,000 shares of our common stock at an exercise price of $12.688. In fiscal 2001, Argosy exercised 26,666 of these warrants, resulting in proceeds of $0.3 million. In fiscal 2002 and 2003, Argosy exercised no warrants. In fiscal 2004, Argosy exercised 36,667 of the warrants resulting in proceeds of $0.5 million. During fiscal 2005, the remaining 36,667 warrants were exercised resulting in proceeds of $0.5 million.

Common Stock Issued – Business Acquisitions

As part of the Spectrum and Para Laboratories acquisitions consummated during fiscal 2006, 998,092 common shares were issued to the sellers, valued at approximately $20.1 million in the aggregate. (See Note 5)

In connection with our strategic alliance with Yeo Hiap Seng, Limited, we issued 100,482 common shares in September 2005 valued at approximately $2.0 million and 196,464 common shares in May 2007 valued at approximately $6.0 million. (See Note 15)

14. STOCK BASED COMPENSATION

The Company has various plans under which the Company's officers, senior management, other key employees and directors may be granted options to purchase the Company's common stock or other forms of equity-based awards. We had stock option awards outstanding under seven long-term incentive plans as of June 30, 2007.

2002 Long-Term Incentive and Stock Award Plan, as amended. In October 2002, we adopted the 2002 Long-Term Incentive and Stock Award Plan. The plan provides for the granting of stock options and other equity awards to employees, directors and consultants to purchase shares of our common stock. An aggregate of 1,600,000 shares of common stock were originally reserved for issuance under this plan. In December 2003, the plan was amended to increase the number of shares issuable by 1,500,000 shares and in November 2005, the plan was further amended to increase the number of shares issuable by 750,000 shares bringing the total shares issuable under this plan to 3,850,000. At the 2006 Annual Meeting of Stockholders, the plan was amended to increase the number of shares issuable by 2,000,000 shares to 5,850,000 shares. All of the options granted to date under the plan have been incentive or non-qualified stock options providing for the exercise price equal to the fair market price at the date of grant and expiration ten years after the date of grant. Effective December 1, 2005, new options granted under the plan will expire seven years after the date of grant. Vesting terms are determined at the discretion of the Company. No awards shall be granted under this plan after December 1, 2015. During fiscal year 2005, options to purchase 1,545,400 shares were granted at prices ranging from $16.01 to $20.57 per share. During fiscal years 2006 and 2007, no options were granted under this plan. At June 30, 2007, 1,385,396 options were outstanding and 2,794,950 options were available for grant under this plan.

2000 Directors Stock Option Plan, as amended. In May 2000, we adopted the 2000 Directors Stock Option Plan. The plan originally provided for the granting of stock options to non-employee directors to purchase up to an aggregate of 750,000 shares of our common stock. In December 2003, the plan was amended to increase the number of shares issuable by 200,000 shares to 950,000 shares. During fiscal year 2005, options to purchase 67,500 shares were granted at a price of $18.11 per share. During fiscal years 2006 and 2007, no options were granted under this plan. At June 30, 2007, 505,500 options were outstanding and 264,500 options were available for grant under this plan.

At June 30, 2007 there were 3,864,508 options outstanding that were granted under five other prior Hain and Celestial Seasonings plans. Although no further awards can be granted under those plans, the options outstanding continue in accordance with the terms of the respective plans.

Prior to fiscal 2006, the Company elected to follow the accounting provisions of APB Opinion No. 25 for stock-based compensation and to provide the pro forma disclosures required under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Accordingly, the Company did not recognize compensation expense for stock option grants for periods prior to July 1, 2005, as the Company has historically treated its stock options as having been granted at fair market value of the underlying stock on the date of grant (however, see Note 3, Restatement of Consolidated Financial Statements, for a discussion of a review of equity grants which resulted in, among other things, the use of revised measurement dates for certain grants).

Total stock-based compensation expenses included in selling, general and administrative expense in the consolidated statements of income were $984 for 2007, $4,213 for 2006 and $4,650 for 2005. At June 30, 2007 there was no unrecognized compensation expense.

SFAS No. 123(R) requires that contractual commitments to issue stock options be recorded as compensation cost whether or not the options have been granted. The Company's employment agreement with its Chief Executive Officer ("CEO") contains such a commitment; however the options which were to be awarded in July 2005 and July 2006 have not been granted, principally due to an insufficient number of shares available under the Company's Long Term Incentive and Stock Award Plans. Under SFAS No. 123(R), regardless of whether the options are ever granted, either currently or in the future, a non-cash accounting expense is required to be recorded during the year leading up to the anticipated grant date under the contract. This period is defined in SFAS No. 123(R) as the "requisite service period." The requisite service period related to the July 2005 un-granted options was completed on June 30, 2005, which was prior to the required implementation of SFAS No. 123(R) and, therefore, no expense has been recorded for the July 2005 options. The Company will incur a charge to earnings at such time as those options are granted. The requisite service period related to the July 2006 un-granted options was completed during the fiscal year ended June 30, 2006 and as a result, $3.2 million of compensation cost was charged to earnings during the fiscal year ended June 30, 2006. These options remain un-granted at June 30, 2007. Until such time as the July 2006 options are granted, the Company will be required to revalue (mark-to-market based on the Black-Scholes value) the un-granted options at the end of each quarter, with the change in value charged or credited to compensation expense, included in selling, general and administrative expenses. During the year ended June 30, 2007, $48 was included in compensation expense as a result of the revaluation.

In June 2005, our board of directors approved the acceleration of the vesting of all outstanding unvested stock options held by employees. This action was taken in order to reduce future compensation charges for these stock options and to provide an incentive to employees in view of the uncertainty of future equity-based compensation with the pending implementation of SFAS No. 123(R). As a result of this action, approximately 1.2 million outstanding unvested stock options were accelerated (approximately 56,000 of which were at exercise prices greater than market price at the date of acceleration), substantially all of which were granted in August 2004 at an exercise price of $16.01 per share with original vesting through August 2006. We recognized a charge to earnings for the difference between the market value of our stock on the date of acceleration and the exercise price of the options for individuals whose termination date preceded the original vesting dates, such charge amounting to approximately $0.1 million for the year ended June 30, 2005. As a result of this action, there will be no stock option amortization expense in future periods for stock options granted prior to July 1, 2005.

Our CEO was granted options to purchase 125,000 shares of common stock at $4.8125 per share on June 30, 1997, pending approval of an increase in the number of shares available for grant (approved by shareholders on December 9, 1997). We incurred a straight line non-cash compensation charge of $46,000 annually over the ten-year vesting period ended June 30, 2007 based on the excess ($0.5 million) of the market value of the stock options ($8.50 per share) on December 9, 1997 over the $4.8125 per share market value on the date of grant.

A summary our stock option plans' activity for the three years ended June 30, 2007 follows:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Aggregate Intrinsic Value
Options outstanding July 1, 2004	6,803,187	$18.67		
Granted	1,848,500	16.35		
Exercised	(374,683)	12.75		
Cancelled	(126,550)	21.57		
Options outstanding June 30, 2005	8,150,454	18.37		
Exercised	(1,009,099)	15.16		
Cancelled	(34,300)	22.54		
Options outstanding June 30, 2006	7,107,055	18.76		
Exercised	(1,102,518)	16.71		
Cancelled	(249,133)	24.43		
Options outstanding June 30, 2007	5,755,404	18.91	4.79	$48,008
Options exercisable at June 30, 2007	5,755,404	$18.91	4.79	$48,008

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in the year ended June 30, 2007 and the exercise price) that would have been received by the option holders had all options been exercised on June 30, 2007. This value will change based on the fair market value of the Company's common stock. The total intrinsic value of options exercised was $12.0 million during the year ended June 30, 2007, $7.5 million during the year ended June 30, 2006 and $2.1 million during the year ended June 30, 2005. During fiscal year 2007, the cash received from stock option exercises was $18.4 million. The tax benefit expected to be realized from the tax deductions for stock option exercises totaled $4.2 million for the year ended June 30, 2007 and is reflected as a component of shareholders' equity in the consolidated balance sheet.

The average fair value of options granted was $8.73 during the year ended June 30, 2005. The fair value was estimated using the Black-Sholes option pricing model based on the weighted average assumptions of:

Risk-free rate	4.0% to 6.77%
Expected volatility	45%
Expected life	7.0 years
Dividend yield	0.0%

The following table summarizes information for stock options outstanding at June 30, 2007:

Options Outstanding			Options Exercisable		
Range of Exercise Prices	Options Outstanding as of June 30, 2007	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable as of June 30, 2007	Weighted Average Exercise Price
$ 2.94 – $ 6.75	246,944	12.09	$ 4.83	246,944	$ 4.83
6.75 – 12.50	272,600	5.08	11.75	272,600	11.75
12.50 – 17.65	2,201,890	5.27	15.98	2,201,890	15.98
17.65 – 19.19	603,600	4.72	18.07	603,600	18.07
19.19 – 22.73	1,208,010	4.01	21.01	1,208,010	21.01
22.73 – 25.68	72,310	2.65	23.49	72,310	23.49
25.68 – 29.35	1,006,550	3.22	26.72	1,006,550	26.72
29.35 – 33.01	143,500	3.28	31.46	143,500	31.46
	5,755,404	4.79	$18.91	5,755,404	$18.91

There were 6,814,854 shares of Common Stock reserved for future issuance as of June 30, 2007.

Prior to the adoption of SFAS No. 123(R)

The following table illustrates the effect on net income per share had compensation costs of the Company's stock-based plans been determined under a fair value alternative method as stated in SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data):

	2005 (As restated)
Net income, as reported	$24,061
Non-cash compensation charge net of related tax effects	1,526
Stock-based employee compensation expense determined under fair value method, net of related tax effects	(8,834)
Pro forma net income	$16,753
Basic net income per common share:	
As reported	$ 0.66
Pro forma	$ 0.46
Diluted net income per common share:	
As reported	$ 0.65
Pro forma	$ 0.45

Pro forma information regarding earnings and earnings per share was determined as if we had accounted for our stock options under the fair value method of SFAS No. 123.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models did not necessarily provide a reliable single measure of the fair value of our employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

Restricted stock

In accordance with the terms of the employment agreement with our CEO, on February 24, 2004 we granted 150,000 shares of restricted common stock to our CEO. On the grant date, the market value of our common stock was $20.90 per share and, therefore, the total market value of the grant approximated $3.1 million. These shares vest ratably from the date of grant through expiration of the employment agreement on June 30, 2007. For the years ended June 30, 2007, 2006 and 2005, approximately $0.9 million, $0.9 million, and $0.9 million, respectively, are included in general and administrative expenses.

15. EQUITY INVESTMENTS

On September 6, 2005, the Company and Yeo Hiap Seng Limited ("YHS"), a Singapore based natural food and beverage company listed on the Singapore Exchange, exchanged $2 million in equity investments in each other resulting in the issuance of an aggregate of 100,482 shares of the Company's common stock to YHS and one of its subsidiaries and the issuance of 1,326,938 ordinary shares of YHS (representing less than 1% of the outstanding shares) to the Company. On May 30, 2007, the Company and YHS exchanged an additional $6 million in equity investments in each other, resulting in the issuance of an aggregate of 196,464 shares of the Company's common stock to YHS and one of its subsidiaries and the issuance of 4,044,800 ordinary shares of YHS to the Company. The Company's investment in YHS shares is carried at cost and is included in other assets in the accompanying consolidated balance sheet, since the Company is restricted from selling these shares before the second anniversary of the dates of purchase.

In addition, YHS has granted to the Company an option to acquire up to 5% of its issued and outstanding shares, and the Company has granted to YHS an option to acquire a number of shares equal in value to the investment made by the Company. Each of the companies has a right of first refusal on the sale of its shares.

These investments represent the continuation of an alliance between the Company and YHS to explore the expansion of distribution channels and geographical markets and to pursue joint interests in product development and marketing and distribution of food and beverages.

On June 30, 2006, the Company made an investment in Halo, Purely for Pets, Inc. ("Halo"), a company specializing in natural and organic pet food and pet products. Our investment consisted of $1.6 million for which we received a 33.6% non-controlling interest in the joint venture. The Company accounts for its investment in Halo under the equity method of accounting. As of June 30, 2007, the cost approximates the value of our investment which is included in other assets in the accompanying consolidated balance sheet.

16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases

Our corporate headquarters is located in approximately 35,000 square feet of leased office space in Melville, New York, under a lease which expires in December 2012. In addition, the Company leases manufacturing and warehouse space under leases which expire through 2012. These leases provide for additional payments of real estate taxes and other operating expenses over a base period amount.

The aggregate minimum future lease payments for these operating leases at June 30, 2007, are as follows:

2008	$ 7,232
2009	6,643
2010	5,705
2011	5,078
2012	4,028
Thereafter	1,146
	$29,832

Rent expense charged to operations for the years ended June 30, 2007, 2006 and 2005 was approximately $7.1 million, $5.4 million and $5.5 million, respectively.

Defined Contribution Plans

We have a 401(k) Employee Retirement Plan ("Plan") to provide retirement benefits for eligible employees. All full-time employees of Hain and our domestic subsidiaries that have attained the age of 21 are eligible to participate upon completion of 30 days of service. On an annual basis, we may, in our sole discretion, make certain matching contributions. For the years ended June 30, 2007, 2006 and 2005, we made contributions to the Plan of $0.4 million, $0.3 million and $0.3 million, respectively.

Our subsidiary, Hain Celestial Canada ULC, has its own separate Registered Retirement Employee Savings Plan for those employees residing in Canada. Employees of Yves who meet eligibility requirements may participate in that plan.

Foreign Exchange Risk Management

We have no involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts to hedge certain foreign currency transactions. The intent of this practice would be to minimize the impact of foreign exchange rate movements on our operating results. As of June 30, 2007, we had no outstanding forward exchange contracts.

17. LEGAL PROCEEDINGS

From time to time, we are involved in litigation incidental to the ordinary conduct of our business. Disposition of pending litigation related to these matters is not expected by management to have a material adverse effect on our business, results of operations or financial condition.

A purported shareholder derivative action was filed against the Company (solely as a nominal defendant) and certain current and former officers and directors on September 21, 2006 in the Supreme Court of the State of New York, County of Suffolk, alleging breaches of fiduciary duties and unjust enrichment in connection with the Company's past stock option practices. The plaintiff seeks unspecified damages, disgorgement of options, attorneys' fees and expenses, and other unspecified equitable relief from the defendants. A second purported shareholder derivative action was filed on October 31, 2006 in the same court, against substantially the same defendants and containing substantially the same allegations, adding a claim of breach of fiduciary duty. The Company is defending these lawsuits. Plaintiffs have filed a motion to consolidate the two actions. The motion is pending.

On June 15, 2007 the Company announced that it had been informed by the SEC that it was conducting an informal inquiry into its stock option practices. The Company is cooperating in the SEC's investigation.

A complaint was filed by Change to Win against the Company on January 10, 2008 in the Court of Chancery of the State of Delaware seeking to compel the Company to conduct its 2007 Annual Meeting pursuant to 8 Del. C. §211, which entitles the Company's stockholders to an annual meeting within thirteen months of the last annual meeting.

18. SEGMENT INFORMATION

Our company is engaged in one business segment: the manufacturing, distribution and marketing of natural and organic food and personal care products. We define business segments as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by our chief operating decision maker ("CODM"). Our chief operating decision maker is the Company's Chief Executive Officer. Characteristics of our operations which are relied on in making this determination include the similarities apparent in the Company's products in the natural and organic consumer markets, the commonality of the Company's customers across brands, the Company's unified marketing strategy, and the nature of the financial information used by the CODM, described below, other than information on sales and direct product costs, by brand. In making decisions about resource allocation and performance assessment, the Company's CODM focuses on sales performance by brand using internally generated sales data as well as externally developed market consumption data acquired from independent sources, and further reviews certain data regarding standard costs and standard gross margins by brand. In making these decisions, the CODM receives and reviews certain Company consolidated quarterly and year-to-date information; however, the CODM does not receive or review any discrete financial information by geographic location, business unit, subsidiary, division or brand. The CODM reviews and approves capital spending on a Company consolidated basis rather than at any lower unit level.

The Company's sales by product category are as follows:

	2007	2006	2005
Grocery	$462,310	$376,518	$343,445
Snacks	96,567	96,243	87,207
Tea	91,539	100,918	100,871
Personal care	93,978	47,074	29,230
Other	156,038	117,804	59,214
	$900,432	$738,557	$619,967

The "other" category in the above table includes, but is not limited to, sales in such product categories as protein, meat alternative products, and fresh prepared foods. Sales of each of these categories was less than 10% of total sales in each year.

Outside the United States, we primarily conduct business in Canada and Europe. Selected information related to our operations by geographic area is as follows:

Years ended June 30,	2007	2006 (As restated)	2005 (As restated)
Net sales:			
United States	$676,505	$595,754	$489,096
Canada	57,850	51,408	46,833
Europe	166,077	91,395	84,038
	$900,432	$738,557	$619,967
Earnings before income taxes:			
United States	$ 52,721	$ 45,890	$ 29,096
Canada	7,608	5,701	3,291
Europe	16,763	7,555	4,477
	$ 77,092	$ 59,146	$ 36,864

As of June 30,	2007	2006
Long-lived assets:		
United States	$619,451	$508,002
Canada	60,491	56,348
Europe	62,510	52,858
	$742,452	$617,208

19. SUBSEQUENT EVENTS

Acquisitions and Disposal

On August 2, 2007, we sold our 50% interest in a Belgium-based rice cakes manufacturing joint venture which we entered into at the beginning of fiscal 2007 for which we received approximately €1.8 million (approximately $2.4 million) in cash.

On August 29, 2007, we acquired, through our 50.1%-owned Hain Pure Protein Inc., Plainville Turkey Farm, Inc., a leading supplier of natural and antibiotic-free whole turkeys and deli turkey products to the natural and grocery channels in the Northeast and Mid-Atlantic regions, for approximately $11.7 million in cash.

On December 10, 2007, we acquired TenderCare International Inc., a marketer and distributor of chlorine-free and gel-free natural diapers and baby wipes under the Tushies® and TenderCare® brand names, for approximately $3.9 million in cash.

Nasdaq Delisting Notice

In September 2007, we received a Nasdaq staff determination letter stating that, as a result of the delayed filing of our annual report on Form 10-K for the year ended June 30, 2007, we were not in compliance with the filing requirements for continued listing as set forth in Marketplace Rule 4310(c) (14) and were therefore subject to delisting from the Nasdaq Global Select Market. We received an additional Nasdaq staff determination letter with respect to our failure to timely file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. We requested and subsequently attended a hearing before the Nasdaq Listing Qualifications Panel, which was held on October 31, 2007, to appeal the staff determination and present a plan to cure the filing deficiencies and regain compliance. On November 21, 2007 we submitted additional information to assist the Listings Qualifications Panel in their assessment of our listing status. On December 19, 2007, the Nasdaq Listing Qualifications Panel granted our request for continued listing, provided that we supply Nasdaq with certain information regarding the findings of the option investigation on or about January 21, 2008 and file our Form 10-K and the Quarterly Report on Form 10-Q for the quarter and September 30, 2007 by January 31, 2008. With the filing of our Form 10-K report and the filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company believes that it has remedied its non-compliance with Marketplace Rule 4310(c) (14), and no longer be subject to delisting from the Nasdaq Global Select Market.

Summary of Quarterly Results *(Unaudited)*

Unaudited quarterly financial data (in thousands, except per share amounts) for fiscal 2007 and 2006 is summarized as follows:

	Three Months Ended			
	September 30, 2006 (a)	December 31, 2006 (a)	March 31, 2007 (a)	June 30, 2007
	(As restated [1])	(As restated [1])	(As restated[1])	
Net sales	$209,895	$230,190	$238,027	$222,320
Gross profit (b)	58,830	69,871	70,738	61,991
Operating income	16,880	24,925	23,540	18,632
Income before income taxes	15,060	23,171	20,248	18,613
Net income	8,739	14,213	12,390	12,140
Basic earnings per common share	$ 0.23	$ 0.36	$ 0.31	$ 0.30
Diluted earnings per common share	$ 0.22	$ 0.34	$ 0.30	$ 0.29

	Three Months Ended			
	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
	(As restated [1])	(As restated [1])	(As restated [1])	(As restated [1])
Net sales	$161,097	$186,227	$196,443	$194,790
Gross profit (c)	45,849	58,166	57,683	51,654
Operating income	11,899	21,060	16,017	16,081
Income before income taxes	11,031	19,751	14,435	13,929
Net income	6,752	12,092	8,831	8,692
Basic earnings per common share	$ 0.18	$ 0.33	$ 0.23	$ 0.23
Diluted earnings per common share	$ 0.18	$ 0.31	$ 0.22	$ 0.22

(a) The amounts for the first three quarters of fiscal 2007 reflect adjustments recorded in the fourth quarter of fiscal 2007 as a result of the adoption of SAB No. 108 as of July 1, 2006. For more information, see Note 2, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements.

(b) Gross profit was negatively impacted by approximately $1.1 million ($0.7 million net of tax) for the three months ended September 30, 2006, and $0.6 million ($0.4 million net of tax) for the three months ended December 31, 2006, as the result of start-up costs associated with a new production line at the Company's West Chester, PA frozen foods facility.

(c) Gross profit was negatively impacted by approximately $0.9 million ($0.6 million net of tax) for the three months ended June 30, 2006, as the result of charges related to the Company's 2005 SKU rationalization program.

(1) See Note 3, "Restatement of Consolidated Financial Statements", in the Notes to Consolidated Financial Statements.

The following tables present the effects of the adjustments for stock-based compensation and the adoption of SAB No. 108 made to our previously reported quarterly financial information as of June 30, 2007 (in thousands, except per share data):

	Quarter ended September 30, 2006			Quarter ended December 31, 2006		
	As Reported	Adjustments	As Restated (1)	As Reported	Adjustments	As Restated (1)
Net Sales	$210,207	$ (312)	$209,895	$230,909	$ (719)	$230,190
Cost of Sales	151,065	—	151,065	160,319	—	160,319
Gross Profit	59,142	(312)	58,830	70,590	(719)	69,871
Selling, general and administrative expenses	41,846	104	41,950	44,799	147	44,946
Operating income	17,296	(416)	16,880	25,791	(866)	24,925
Interest and other expense, net	1,820	—	1,820	1,754	—	1,754
Income before income taxes	15,476	(416)	15,060	24,037	(866)	23,171
Provision for income taxes	6,442	(121)	6,321	9,269	(311)	8,958
Net income	$ 9,034	$ (295)	$ 8,739	$ 14,768	$ (555)	$ 14,213
Net income per share:						
Basic	$ 0.23	—	$ 0.23	$ 0.38	$(0.02)	$ 0.36
Diluted	$ 0.23	$(0.01)	$ 0.22	$ 0.36	$(0.02)	$ 0.34
Weighted average shares outstanding:						
Basic	38,746	—	38,746	39,173	—	39,173
Diluted	40,023	—	40,023	41,202	—	41,202

	Quarter ended March 31, 2007		
	As Reported	Adjustments	As Restated (1)
Net Sales	$237,905	$ 122	$238,027
Cost of Sales	167,289	—	167,289
Gross Profit	70,616	122	70,738
Selling, general and administrative expenses	47,066	132	47,198
Operating income	23,550	(10)	23,540
Interest and other expense, net	3,292	—	3,292
Income before income taxes	20,258	(10)	20,248
Provision for income taxes	7,842	16	7,858
Net income	$ 12,416	$ (26)	$ 12,390
Net income per share:			
Basic	$ 0.31	—	$ 0.31
Diluted	$ 0.30	—	$ 0.30
Weighted average shares outstanding:			
Basic	39,528	—	39,528
Diluted	41,500	—	41,500

(1) See Note 2, "Summary of Significant Accounting Policies" and Note 3, "Restatement of Consolidated Financial Statements."

The following tables present the effects of the adjustments for stock-based compensation made to our previously reported quarterly financial information as of June 30, 2006 (in thousands, except per share data):

	Quarter ended September 30, 2005			Quarter ended December 31, 2005		
	As Reported	Adjustments	As Restated (1)	As Reported	Adjustments	As Restated (1)
Net Sales	$161,097	—	$161,097	$186,227	—	$186,227
Cost of Sales	115,248	—	115,248	128,061	—	128,061
Gross Profit	45,849	—	45,849	58,166	—	58,166
Selling, general and administrative expenses	33,869	$ 81	33,950	36,988	$ 118	37,106
Operating income	11,980	(81)	11,899	21,178	(118)	21,060
Interest and other expense, net	868	—	868	1,309	—	1,309
Income before income taxes	11,112	(81)	11,031	19,869	(118)	19,751
Provision for income taxes	4,221	58	4,279	7,531	128	7,659
Net income	$ 6,891	$ (139)	$ 6,752	$ 12,338	$ (246)	$ 12,092
Net income per share:						
Basic	$ 0.19	$(0.01)	$ 0.18	$ 0.33	—	$ 0.33
Diluted	$ 0.18	—	$ 0.18	$ 0.32	$(0.01)	$ 0.31
Weighted average shares outstanding:						
Basic	36,636	—	36,636	37,165	—	37,165
Diluted	37,560	—	37,560	38,434	—	38,434

	Quarter ended March 31, 2006			Quarter ended June 30, 2006		
	As Reported	Adjustments	As Restated (1)	As Reported	Adjustments	As Restated (1)
Net Sales	$196,443	—	$196,443	$194,790	—	$194,790
Cost of Sales	138,760	—	138,760	143,136	—	143,136
Gross Profit	57,683	—	57,683	51,654	—	51,654
Selling, general and administrative expenses	41,566	$ 100	41,666	35,455	$ 118	35,573
Operating income	16,117	(100)	16,017	16,199	(118)	16,081
Interest and other expense, net	1,582	—	1,582	2,152	—	2,152
Income before income taxes	14,535	(100)	14,435	14,047	(118)	13,929
Provision for income taxes	5,472	132	5,604	5,272	(35)	5,237
Net income	$ 9,063	$ (232)	$ 8,831	$ 8,775	$ (83)	$ 8,692
Net income per share:						
Basic	$ 0.24	$(0.01)	$ 0.23	$ 0.23	—	$ 0.23
Diluted	$ 0.23	$(0.01)	$ 0.22	$ 0.22	—	$ 0.22
Weighted average shares outstanding:						
Basic	38,212	—	38,212	38,561	—	38,561
Diluted	39,547	—	39,547	40,107	—	40,107

(1) See Note 3, "Restatement of Consolidated Financial Statements."

The following tables present the effects of the adjustments for stock-based compensation and the adoption of SAB No. 108 on each line item of our interim condensed consolidated balance sheets during the fiscal year ended June 30, 2007 (in thousands):

March 31, 2007	As Reported	Adjustments	As Restated (1)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 54,945	—	$ 54,945
Accounts receivable, net	112,181	—	112,181
Inventories	124,179	—	124,179
Deferred income taxes	4,487	$ 3,290	7,777
Prepaid expenses and other current assets	22,236	—	22,236
Total current assets	318,028	3,290	321,318
Property, plant and equipment, net	117,329	—	117,329
Goodwill	520,394	—	520,394
Trademarks and other intangible assets	79,788	—	79,788
Other assets	15,748	—	15,748
Total assets	$1,051,287	$ 3,290	$1,054,577
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$ 112,601	$ 10,047	$ 122,648
Income taxes payable	13,435	776	14,211
Current portion of long-term debt	572	—	572
Total current liabilities	126,608	10,823	137,431
Long-term debt, less current portion	223,877	—	223,877
Deferred income taxes	20,847	(2,109)	18,738
Total liabilities	371,332	8,714	380,046
Minority interest	5,531	—	5,531
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	405	—	405
Additional paid-in capital	467,349	12,310	479,659
Retained earnings	201,252	(17,734)	183,518
Foreign currency translation adjustment	18,163	—	18,163
	687,169	(5,424)	681,745
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	674,424	(5,424)	669,000
Total liabilities and stockholders' equity	$1,051,287	$ 3,290	$1,054,577

December 31, 2006	As Reported	Adjustments	As Restated (1)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 83,079	—	$ 83,079
Accounts receivable, net	104,106	—	104,106
Inventories	115,665	—	115,665
Deferred income taxes	3,872	$ 3,290	7,162
Prepaid expenses and other current assets	17,860	—	17,860
Total current assets	324,582	3,290	327,872
Property, plant and equipment, net	117,704	—	117,704
Goodwill	399,666	—	399,666
Trademarks and other intangible assets	79,939	—	79,939
Other assets	16,043	—	16,043
Total assets	$937,934	$ 3,290	$941,224
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$ 98,775	$ 10,037	$108,812
Income taxes payable	10,940	760	11,700
Current portion of long-term debt	400	—	400
Total current liabilities	110,115	10,797	120,912
Long-term debt, less current portion	151,409	—	151,409
Deferred income taxes	19,086	(2,350)	16,736
Total liabilities	280,610	8,447	289,057
Minority interest	5,378	—	5,378
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	403	—	403
Additional paid-in capital	459,098	12,551	471,649
Retained earnings	188,836	(17,708)	171,128
Foreign currency translation adjustment	16,354	—	16,354
	664,691	(5,157)	659,534
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	651,946	(5,157)	646,789
Total liabilities and stockholders' equity	$937,934	$ 3,290	$941,224

September 30, 2006	As Reported	Adjustments	As Restated (1)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 78,143	—	$ 78,143
Accounts receivable, net	95,215	—	95,215
Inventories	111,440	—	111,440
Deferred income taxes	3,843	$ 3,290	7,133
Prepaid expenses and other current assets	17,291	—	17,291
Total current assets	305,932	3,290	309,222
Property, plant and equipment, net	113,982	—	113,982
Goodwill	416,836	—	416,836
Trademarks and other intangible assets	62,260	—	62,260
Other assets	16,001	—	16,001
Total assets	$915,011	$ 3,290	$918,301
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$100,281	$ 9,171	$109,452
Income taxes payable	8,175	1,071	9,246
Current portion of long-term debt	840	—	840
Total current liabilities	109,296	10,242	119,538
Long-term debt, less current portion	151,172	—	151,172
Deferred income taxes	19,086	(2,864)	16,222
Total liabilities	279,554	7,378	286,932
Minority interest	5,184	—	5,184
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	398	—	398
Additional paid-in capital	450,657	13,065	463,722
Retained earnings	174,068	(17,153)	156,915
Foreign currency translation adjustment	17,895	—	17,895
	643,018	(4,088)	638,930
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	630,273	(4,088)	626,185
Total liabilities and stockholders' equity	$915,011	$ 3,290	$918,301

(1) See Note 2, "Summary of Significant Accounting Policies" and Note 3, "Restatement of Consolidated Financial Statements."

The following tables present the effects of the adjustments for stock-based compensation on each line of our interim condensed consolidated balance sheets during the fiscal year ended June 30, 2006 (in thousands):

March 31, 2006	As Reported	Adjustments	As Restated (1)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 32,658	—	$ 32,658
Accounts receivable, net	90,310	—	90,310
Inventories	102,608	—	102,608
Deferred income taxes	5,671	—	5,671
Prepaid expenses and other current assets	20,684	—	20,684
Total current assets	251,931	—	251,931
Property, plant and equipment, net	99,720	—	99,720
Goodwill	417,977	—	417,977
Trademarks and other intangible assets	61,376	—	61,376
Other assets	11,596	—	11,596
Total assets	$842,600	—	$842,600
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$ 79,805	$ 1,282	$ 81,087
Income taxes payable	11,152	136	11,288
Current portion of long-term debt	2,322	—	2,322
Total current liabilities	93,279	1,418	94,697
Long-term debt, less current portion	133,002	—	133,002
Deferred income taxes	15,773	(3,333)	12,440
Total liabilities	242,054	(1,915)	240,139
Minority interest	4,716	—	4,716
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	393	—	393
Additional paid-in capital	439,150	13,534	452,684
Retained earnings	156,258	(11,619)	144,639
Foreign currency translation adjustment	12,774	—	12,774
	608,575	1,915	610,490
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	595,830	1,915	597,745
Total liabilities and stockholders' equity	$842,600	—	$842,600

December 31, 2005	As Reported	Adjustments	As Restated (1)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 17,359	—	$ 17,359
Accounts receivable, net	85,798	—	85,798
Inventories	104,743	—	104,743
Deferred income taxes	5,671	—	5,671
Prepaid expenses and other current assets	21,195	—	21,195
Total current assets	234,766	—	234,766
Property, plant and equipment, net	97,507	—	97,507
Goodwill	393,837	—	393,837
Trademarks and other intangible assets	61,399	—	61,399
Other assets	12,193	—	12,193
Total assets	$799,702	—	$799,702
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$ 79,421	$ 1,182	$ 80,603
Income taxes payable	9,009	4	9,013
Current portion of long-term debt	4,016	—	4,016
Total current liabilities	92,446	1,186	93,632
Long-term debt, less current portion	108,184	—	108,184
Deferred income taxes	16,210	(3,411)	12,799
Total liabilities	216,840	(2,225)	214,615
Minority interest	4,790	—	4,790
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	390	—	390
Additional paid-in capital	431,090	13,612	444,702
Retained earnings	147,195	(11,387)	135,808
Foreign currency translation adjustment	12,142	—	12,142
	590,817	2,225	593,042
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	578,072	2,225	580,297
Total liabilities and stockholders' equity	$799,702	—	$799,702

September 30, 2005	As Reported	Adjustments	As Restated (1)
ASSETS			
Current assets:			
Cash and cash equivalents	$ 20,021	—	$ 20,021
Accounts receivable, net	73,478	—	73,478
Inventories	83,567	—	83,567
Deferred income taxes	5,671	—	5,671
Prepaid expenses and other current assets	21,213	—	21,213
Total current assets	203,950	—	203,950
Property, plant and equipment, net	93,120	—	93,120
Goodwill	358,261	—	358,261
Trademarks and other intangible assets	60,875	—	60,875
Other assets	12,635	—	12,635
Total assets	$728,841	—	$728,841
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$ 62,675	$ 1,064	$ 63,739
Income taxes payable	5,833	(124)	5,709
Current portion of long-term debt	4,148	—	4,148
Total current liabilities	72,656	940	73,596
Long-term debt, less current portion	90,785	—	90,785
Deferred income taxes	16,421	(3,646)	12,775
Total liabilities	179,862	(2,706)	177,156
Minority interest	4,772	—	4,772
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	378	—	378
Additional paid-in capital	408,636	13,847	422,483
Retained earnings	134,858	(11,141)	123,717
Foreign currency translation adjustment	13,080	—	13,080
	556,952	2,706	559,658
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	544,207	2,706	546,913
Total liabilities and stockholders' equity	$728,841	—	$728,841

(1) See Note 3, "Restatement of Consolidated Financial Statements."

Management's Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of the published financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2007. In making this assessment, management used the criteria set forth by the Committee on Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of June 30, 2007, our internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2007 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting follows.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of
The Hain Celestial Group, Inc. and Subsidiaries

We have audited The Hain Celestial Group, Inc.'s (the "Company") and Subsidiaries internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Hain Celestial Group, Inc. and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007 of the Company and our report dated January 30, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Melville, New York
January 30, 2008

Selected Financial Data.

The information presented in the following table has been adjusted to reflect the restatement of our financial results, which is more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 3, "Restatement of Consolidated Financial Statements," in the notes to consolidated financial statements included in Annual Report. The selected consolidated financial data as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 is derived from our audited consolidated financial statements as adjusted for the matters described in Note 3. The selected consolidated financial data as of June 30, 2005, 2004 and 2003 and for the years ended June 30, 2004 and 2003 is derived from our historical consolidated financial statements as adjusted for the matters described in Note 3.

The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in this Annual Report to fully understand factors that may affect the comparability of the information presented below. We have not amended our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by this restatement. The financial information that has been previously filed or otherwise reported for these periods is superseded by the information in this Annual Report and in our Annual Report on Form 10-K for the year ended June 30, 2007.

	Year Ended June 30				
	2007	2006 (As restated)	2005 (As restated)	2004 (As restated)	2003 (As restated)
Operating results:					
Net sales	$ 900,432	$738,557	$619,967	$544,058	$466,459
Net income	$ 47,482	$ 36,367	$ 24,061	$ 25,263	$ 24,751
Basic earnings per common share	$ 1.21	$ .97	$ .66	$ .72	$ .73
Diluted earnings per common share	$ 1.16	$ .93	$ .65	$ .70	$ .71
Financial position:					
Working capital	$ 198,524	$172,933	$123,541	$129,190	$ 82,925
Total assets	$1,058,456	$877,684	$707,136	$684,231	$581,548
Long-term debt	$ 215,446	$151,229	$ 92,271	$104,294	$ 59,455
Stockholders' equity	$ 696,956	$618,092	$531,206	$500,351	$445,288

Effects of the Restatement Adjustments

The following table presents the effects of the restatement adjustments upon the Company's previously reported consolidated statements of operations for the fiscal years ended June 30, 2006 and 2005 (in thousands, except per share data):

	Year ended June 30, 2006			Year ended June 30, 2005		
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Net sales	$738,557	—	$738,557	$619,967	—	$619,967
Cost of sales	525,205	—	525,205	449,010	—	449,010
Gross profit	213,352	—	213,352	170,957	—	170,957
Selling, general and administrative expenses	147,878	$ 417	148,295	132,769	$(2,353)	130,416
Operating income	65,474	(417)	65,057	38,188	2,353	40,541
Interest and other expense, net	5,911	—	5,911	3,677	—	3,677
Income before income taxes	59,563	(417)	59,146	34,511	2,353	36,864
Provision for income taxes	22,496	283	22,779	12,641	162	12,803
Net income	$ 37,067	$ (700)	$ 36,367	$ 21,870	$ 2,191	$ 24,061
Net income per share:						
Basic	$ 0.98	$(0.01)	$ 0.97	$ 0.60	$ 0.06	$ 0.66
Diluted	$ 0.95	$(0.02)	$ 0.93	$ 0.59	$ 0.06	$ 0.65
Weighted average shares outstanding:						
Basic	37,643	—	37,643	36,407	—	36,407
Diluted	38,912	—	38,912	37,153	—	37,153

The following table presents the effects of the stock-based compensation, related tax impact and other adjustments upon the Company's previously reported consolidated balance sheet as of June 30, 2006 (in thousands):

	As Originally Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 48,875	—	$ 48,875
Accounts receivable, net	80,764	—	80,764
Inventories	105,883	—	105,883
Deferred income taxes	2,986	—	2,986
Prepaid expenses and other current assets	21,968	—	21,968
Total current assets	260,476	—	260,476
Property, plant and equipment, net	119,830	—	119,830
Goodwill	421,002	—	421,002
Trademarks and other intangible assets	61,626	—	61,626
Other assets	14,750	—	14,750
Total assets	$877,684	—	$877,684
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 55,341	—	$ 55,341
Accrued expenses and other current liabilities	26,553	$ 308	26,861
Income taxes payable	3,083	1,193	4,276
Current portion of long-term debt	1,065	—	1,065
Total current liabilities	86,042	1,501	87,543
Long-term debt, less current portion	151,229	—	151,229
Deferred income taxes	19,086	(3,192)	15,894
Total liabilities	256,357	(1,691)	254,666
Minority interest	4,926	—	4,926
Commitments and contingencies			
Stockholders' equity			
Preferred stock	—	—	—
Common stock	396	—	396
Additional paid-in capital	446,319	13,393	459,712
Retained earnings	165,034	(11,702)	153,332
Foreign currency translation adjustment	17,397	—	17,397
	629,146	1,691	630,837
Less: treasury stock, at cost	(12,745)	—	(12,745)
Total stockholders' equity	616,401	1,691	618,092
Total liabilities and stockholders' equity	$877,684	—	$877,684

The following table presents the effects of the stock-based compensation, related impact and other adjustments upon the Company's previously reported operating results included in selected financial data for the years ended June 30, 2004 and 2003 (in thousands):

	Year ended June 30, 2004			Year ended June 30, 2003		
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Net income	$ 27,008	$(1,745)	$ 25,263	$ 27,492	$(2,741)	$ 24,751
Net income per share:						
Basic	$ 0.77	$ (0.05)	$ 0.72	$ 0.81	$ (0.08)	$ 0.73
Diluted	$ 0.74	$ (0.04)	$ 0.70	$ 0.79	$ (0.08)	$ 0.71
Working capital	$129,949	$ (759)	$129,190	$ 83,324	$ (399)	$ 82,925
Stockholders' equity	$496,765	$ 3,586	$500,351	$440,797	$ 4,491	$445,288


The Hain Celestial Group, Inc.
Worldwide Locations

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES

WORLD HEADQUARTERS

THE HAIN CELESTIAL GROUP, INC.
58 South Service Road
Melville, NY 11747-2342
+1-631-730-2200

SALES, MARKETING and OPERATIONS OFFICES

GROCERY and SNACKS
58 South Service Road
Melville, NY 11747-2342
+1-631-730-2200

JASON
3515 Eastham Drive
Culver City, CA 90232-2440
+1-310-838-7543

HAIN CELESTIAL EUROPE
Rue de la Montagne 30-32
B 1000 Brussels
Belgium
+32 (0) 2 6097650

CELESTIAL SEASONINGS
4600 Sleepytime Drive
Boulder, CO 80301-3292
+1-303-530-5300

HAIN CELESTIAL CANADA
170 Attwell Drive, Suite 410
Toronto, ON M9W 5Z5
+1-416-849-6210

HAIN PURE PROTEIN
220 North Center Street
Fredericksburg, PA 17026-9723
+1-717-865-2136

HAIN CELESTIAL UK
Unit 23 Britannia Estate
Leagrave Road
Luton LU3 1RJ
United Kingdom
+44 (0) 1582 401177

ALBA BOTANICA
AVALON ORGANICS
SPECTRUM NATURALS/ESSENTIALS
1105 Industrial Avenue
Petaluma, CA 94952-1141
+1-707-347-1200

MANUFACTURING FACILITIES

NORTH AMERICA

ARROWHEAD MILLS
110 South Lawton
Hereford, TX 79045-5802

FREEBIRD
220 North Center Street
Fredericksburg, PA 17026-9723

TERRA
60 Knickerbocker Road
Moonachie, NJ 07074-1613

CELESTIAL SEASONINGS
4600 Sleepytime Drive
Boulder, CO 80301-3292

JASON NATURAL PRODUCTS
8468 Warner Drive
Culver City, CA 90232-2429

YVES VEGGIE CUISINE
1638 Derwent Way
Delta, BC V3M 6R9

DEBOLES
104 North Common Street
Shreveport, LA 71101-2614

ROSETTO and ETHNIC GOURMET
700 Old Fern Hill Road
West Chester, PA 19380-4274

PLAINVILLE FARMS
7830 Plainville Road
Plainville, NY 13137

WESTSOY TOFU
6123 Arapahoe Road
Boulder, CO 80303-1401

EUROPE

GRAINS NOIRS
Rue Joseph Schols 13-15
B 1080 Brussels
Belgium

HAIN CELESTIAL UK
Unit 23 Brittania Estate
Leagrave Road
Luton LU3 1RJ
United Kingdom

HAIN FROZEN FOODS UK
Holt Road
Fakenham
Norfolk NR21 8EH
United Kingdom

HAIN CELESTIAL UK (NON-DAIRY)
54 Derby Street
Manchester
Lancashire M8 8HF
United Kingdom

LIMA
Industrielaan 11A
B 9990 Maldegem
Belgium

NATUMI
Im Auel 88
D 53783 Eitorf
Germany

CORPORATE DATA

The Hain Celestial Group, Inc.

The Hain Celestial Group, headquartered in Melville, NY, is a leading natural and organic beverage, snack, specialty food and personal care products company in North America and Europe. Hain Celestial is a leader in almost all natural food categories—Beverages, Specialty Tea, Snacks, Grocery, Frozen Foods—and the natural Personal Care category with well-known brands that include: *Celestial Seasonings®*, *Terra®*, *Garden of Eatin'®*, *Health Valley®*, *WestSoy®*, *Earth's Best®*, *Arrowhead Mills®*, *DeBoles®*, *Hain Pure Foods®*, *FreeBird™*, *Plainville Farms®*, *Hollywood®*, *Spectrum Naturals®*, *Spectrum Essentials®*, *Walnut Acres Organic®*, *Westbrae Natural®*, *Imagine®*, *Rice Dream®*, *Soy Dream®*, *Rosetto®*, *Ethnic Gourmet®*, *Casbah®*, *Nile Spice®*, *Yves Veggie Cuisine®*, *Granose®*, *Realeat®*, *Linda McCartney®*, *Lima®*, *Natumi®*, *JASON®*, *Zia® Natural Skincare*, *Avalon Organics®*, *Alba Botanica®*, *Queen Helene®*, *Tushies®*, and *TenderCare®*. The Company's principal specialty product lines include *Estee®* sugar-free products and *Alba®*.

Annual Meeting

The 2007 Annual Meeting of Shareholders will be held at 11:00 AM on Tuesday, April 1, 2008, in the Amphitheater at the Hain Celestial Group Worldwide Headquarters at 58 South Service Road, Melville, NY 11747.

Investor Relations

Securities analysts and investors seeking more information about the Company should direct their inquiries to Mary Celeste Anthes in the Investor Relations Department. Investors may obtain, at no charge, a copy of Hain Celestial's 2007 report to the Securities and Exchange Commission on Form 10-K at www.hain-celestial.com or by contacting Investor Relations.
Telephone: 631-730-2460
Email: investorrelations@hain-celestial.com

Media Relations

Members of the media seeking more information about the Company should direct their inquiries to the Media Relations Department.
Telephone: 631-730-2200
Email: mediarelations@hain-celestial.com

Consumer Relations

Consumers seeking more information about our products should direct their inquiries to the Consumer Relations Department.
Telephone: 800-434-HAIN (4246)
Email: consumerrelations@hain-celestial.com

Human Resources

The Hain Celestial Group provides employment for approximately 2,200 people full time, plus others on a part-time basis during seasonal periods. For more information about career opportunities with the Company, please visit www.hain-celestial.com/careers.

Equal Employment Opportunity

The Hain Celestial Group hires, trains, promotes, and compensates employees and makes all other employment decisions, without regard to race, color, sex, age, religion, national origin, disability or other protected conditions or characteristics. We have affirmative action programs in place at all domestic locations to ensure equal opportunity for every employee.

Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
212-509-4000

Independent Registered Public Accounting Firm

Ernst & Young LLP
395 North Service Road
Melville, NY 11747

Counsel

DLA Piper US LLP
1251 Avenue of the Americas
New York, NY 10020-1104

Common Stock

NASDAQ® Global Select Market
Ticker symbol: HAIN

Websites

An overview of the Company, as well as information about our brands and products, is available at our corporate websites:
United States: www.hain-celestial.com
Canada: www.hain-celestial.ca
United Kingdom: www.hain-celestial.co.uk
European Union: www.hain-celestial.eu

To learn more about our brands and products, or to find a store near you that carries our products, visit our website at www.hain-celestial.com or call Consumer Relations at 800-434-HAIN (4246).

Board of Directors

IRWIN D. SIMON
President, Chief Executive Officer
and Chairman of the Board

BARRY J. ALPERIN [1,2]
Consultant
Retired Vice Chairman
Hasbro, Inc.

RICHARD C. BERKE
Vice President, Human Resources
Broadridge Financial Solutions, Inc.

BETH L. BRONNER [3]
Managing Director
Mistral Equity Partners

JACK FUTTERMAN [2]
Retired Chairman and
Chief Executive Officer
Pathmark Stores, Inc.

DANIEL R. GLICKMAN [2]
Chairman and
Chief Executive Officer
Motion Picture Association
of America, Inc.
Former U.S. Secretary of Agriculture

MARINA HAHN [3]
Chief Marketing Officer
Spirits Marque One LLC

ANDREW R. HEYER [2,3]
Founder
Mistral Equity Partners

ROGER MELTZER
Partner
DLA Piper US LLP

MITCHELL A. RING [4]
Senior Vice President—
Business Development
H.J. Heinz Company

LEWIS D. SCHILIRO [1]
Managing Partner
Freeh Group International

LAWRENCE S. ZILAVY [1]
Senior Vice President
Barnes & Noble College
Booksellers, Inc.

[1] Member of the Audit Committee
[2] Member of the Corporate Governance and Nominating Committee
[3] Member of the Compensation Committee
[4] Not standing for re-election

Senior Management

IRWIN D. SIMON
President, Chief Executive Officer
and Chairman of the Board

IRA J. LAMEL
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary

JOHN CARROLL
Executive Vice President,
President—Grocery and Snacks,
and Personal Care

GERALD F. AMANTEA, Ph.D.
Vice President—
Technical Services

MARY CELESTE ANTHES
Vice President—
Investor Relations

DAVID ARROW
Managing Director—
Hain Celestial UK

BENJAMIN BRECHER
Senior Vice President—
Special Projects

JOSEPH A. DEPIPPO
President—
Hain Pure Protein

ELLEN B. DEUTSCH
Senior Vice President and
Chief Growth Officer

BEENA G. GOLDENBERG
General Manager—
Hain Celestial Canada

ADAM S. LEVIT
Chief Sales Officer—
Grocery and Snacks

JAY LIEBERMAN
Vice President—
Financial Planning
and Analysis

JAMES R. MEIERS
Chief Supply Chain Officer—
Grocery and Personal Care

LINDA D. PIACENTINI
Vice President—
Human Resources

MAUREEN M. PUTMAN
Chief Marketing Officer—
Grocery and Snacks

JAMES C. REED
President—
Plainville Farms

MICHAEL J. SPEILLER
Vice President—
Finance

PHILIPPE WOITRIN
Chief Executive Officer—
Hain Celestial Europe

DAVID ZIEGERT
Acting General Manager—
Celestial Seasonings

THE HAIN CELESTIAL GROUP

The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747
+1-631-730-2200
www.hain-celestial.com

FSC Mixed Sources

PRINTED WITH SOY INK

END

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